International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

March 31, 2022

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

March 31, 2022

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Financial Results and Portfolio Performance	9
	Net Income	10

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	25

List of Tables, Figures and Box	List of Tables, Figures and Box	26
	Tables	26
	Figures	26
	Box	26

IBRD Management’s Discussion and Analysis: March 31, 2022	1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the nine months ended March 31, 2022 (FY22 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2021 (FY21). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the nine months ended March 31,		As of and for the fiscal year ended June 30,
	2022	2021	2021
Lending Highlights (Section III)
Net commitments [a]	$18,586	$18,459	$30,523
Gross disbursements	21,565	18,338	23,691
Net disbursements	11,628	11,011	13,590

Income Statement (Section III)
Board of Governors-approved and other transfers	$(354)	$(411)	$(411)
Net income	1,781	1,927	2,039

Balance Sheet
Total assets	$316,057	$316,925	$317,301
Net investment portfolio (Section III)	81,364	88,605	85,831
Net loans outstanding (Section III)	226,835	215,560	218,799
Borrowing portfolio [b] (Section III)	256,669	254,780	253,656
Total equity	49,745	42,586	48,078

Non-GAAP Measures
Allocable Income (Section III)	$412	$908	$1,248
Usable Equity [c] (Section IV)	49,922	48,729	49,997
Equity-to-loans Ratio [d] (Section IV)	21.8%	22.4%	22.6%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Includes associated derivatives.

c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.

d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes the transfer to the General Reserve.

2	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support.

IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the WBG has been increasing its focus on country programs in order to improve growth and development outcomes. Further, in response to the ongoing coronavirus disease (COVID-19) pandemic and to support global public goods, IBRD continues to work in solidarity with partners at global and country levels to support its borrowing countries.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities of sustainable and inclusive growth, human capital, and resilience. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development and creating markets; leading on global issues; and improving the business model.

IBRD Management’s Discussion and Analysis: March 31, 2022	3

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

Net Income

IBRD recorded net income of $1,781 million for the first nine months of FY22, compared with net income of $1,927 million during the same period in FY21. The decrease in net income was primarily due to the increase in the provision for losses on loans and other exposures, partially offset by the decrease in pension costs during the period. While total unrealized mark-to-market gains on the non-trading portfolios were fairly similar in FY22 YTD compared to FY21 YTD, mark-to-market movements have historically introduced volatility to IBRD’s net income. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable Income

Allocable income is the income measure IBRD uses for making net income allocation decisions. During the first nine months of FY22, allocable income was $412 million, a decrease of $496 million from the same period in FY21. The decrease was primarily due to higher provision for losses on loans and other exposures during the first nine months of FY22 as compared with the same period in FY21 (see Section III and Section IV).

In millions of U.S. dollars – YTD

Lending Operations

IBRD’s lending operations during the first nine months of FY22 resulted in $18.6 billion of net commitments and $21.6 billion of gross loan disbursements. Net disbursements of $11.6 billion was the key driver for the increase in net loans outstanding from $218.8 billion as of June 30, 2021 to $226.8 billion as of March 31, 2022.

In billions of U.S. dollars

Net commitments were relatively stable compared with the same period in FY21 (see Table 5). FY22 YTD commitments reflected support for COVID-19 related efforts, including $2 billion of financing for COVID-19 vaccines. The regions with the largest share of commitments in the first nine months of FY22 were Latin America and the Caribbean with 32%, and Europe and Central Asia with 19%.

4	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio decreased by $4.4 billion, from $85.8 billion as of June 30, 2021 to $81.4 billion as of March 31, 2022. The decrease in the portfolio was primarily due to net loan disbursements during the period. The investments remain concentrated in the upper end of the credit spectrum, with 66% rated AA or above (see Table 9), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S. dollars

Borrowing Portfolio

As of March 31, 2022, the borrowing portfolio was $256.7 billion, $3 billion higher than June 30, 2021. The increase was mainly due to net new debt issuances that financed development lending operations and satisfied liquidity requirements.

In billions of U.S. dollars

Equity-to-Loans Ratio

The Equity-to-Loans ratio was 21.8% as of March 31, 2022, marginally lower compared with 22.6% as of June 30, 2021. The decrease was primarily due to the increase in loan exposure during the period. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio.

During the first nine months of FY22, IBRD received $646 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $3.4 billion, 46% of the total amount expected over the subscription period.

Ratio in percentages

IBRD Management’s Discussion and Analysis: March 31, 2022	5

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs and choose from fixed or variable spread terms in multiple currencies. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended in the context of the global markets’ transition away from the London Interbank Offer Rate (LIBOR). Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 illustrates IBRD’s financial business model.

6	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section II: Overview

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility on net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provision for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

[3]	Other exposures include signed loan commitment (including deferred drawdown options - DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: March 31, 2022	7

Management’s Discussion and Analysis	Section II: Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income to calculate allocable income.

The volatility in IBRD’s net income is usually driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values reflected in the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses.

8	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Financial Results and Portfolio Performance

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars			Impact on income
For the nine months ended March 31,	2022	2021	Decrease / Increase
Revenue on interest earning assets, net of funding costs
Loan interest revenue, net	$1,338	$1,313
Other ALM derivatives, net	490	440
Investment revenue, net [a]	(9)	83

Total revenue on interest earning assets, net	$1,819	$1,836

Provision for losses on loans and other exposures [b]	(623)	(184)
Net non-interest expenses (Table 7)	(1,050)	(990)
Pension cost, other than service cost (Table 7)	206	(8)
Net other revenue (Table 6)	123	207
Board of Governors-approved and other transfers	(354)	(411)
Non-functional currency translation adjustment gains, net [c]	84	46
Unrealized mark-to-market gains on non-trading portfolios, net [d]	1,576	1,431

Net income	$1,781	$1,927

Adjustments to reconcile net income to allocable income:
Pension [e] and other adjustments (Table 7)	(63)	47
Board of Governors-approved and other transfers	354	411
Non-functional currency translation adjustment (gains), net [c]	(84)	(46)
Unrealized mark-to-market gains on non-trading portfolios, net [d]	(1,576)	(1,431)

Allocable income	$412	$908

a.

Includes unrealized mark-to-market losses on the Investments-Trading portfolio of $13 million in FY22 YTD (unrealized mark-to-market gains of $62 million for FY21 YTD) and excludes Post-Employment Benefit Plan (PEBP) unrealized mark-to-market gains of $30 million in FY22 YTD ($117 million for FY21 YTD) reported in Net other revenue (Table 6).

b.	Includes changes on recoverable asset relating to Guarantees received under the Exposure Exchange Agreements (EEAs).
c.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
d.	Adjusted to exclude amounts reclassified to realized gains (losses).
e.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan contributions were $184 million for FY22 YTD, and $182 million for FY21 YTD.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of March 31, 2022, total assets decreased compared to June 30, 2021. The decrease was primarily driven by the decrease in investments and due from banks, largely offset by an increase in net loans outstanding.

The increase in interest rates contributed to unrealized mark-to-market gains in the fair value of borrowings, thereby reducing the balance. This was partially offset by unrealized mark-to-market losses on derivatives associated with borrowings that decreased derivatives assets, net and increased derivatives liabilities, net.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	March 31, 2022	June 30, 2021	Decrease / Increase
Investments and due from banks	$82,587	$90,251
Net loans outstanding [a]	226,835	218,799
Derivative Assets, net	1,254	3,355
Other assets	5,381	4,896

Total Assets	$316,057	$317,301

Borrowings	246,863	260,076
Derivative liabilities, net	11,011	1,222
Other liabilities	8,438	7,925
Equity	49,745	48,078

Total Liabilities and Equity	$316,057	$317,301

a.	The fair value of IBRD’s loans was $228,094 million as of March 31, 2022 ($223,687 million – June 30, 2021).

IBRD Management’s Discussion and Analysis: March 31, 2022	9

Management’s Discussion and Analysis	Section III: Financial Results

Net Income

IBRD’s net income was $1,781 million for the first nine months of FY22, compared with net income of $1,927 million during the same period in FY21. The lower net income in FY22 YTD was primarily due to the $439 million increase in the provision for losses on loans and other exposures, partially offset by the decrease in pension costs. (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other exposures, Table D3).

Results from Lending activities

Loan Interest Revenue, net

Under IBRD’s pricing policy, the lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates, and the portion of the loan portfolio funded by equity is sensitive to changes in short-term interest rates.

Figure 3: Loan Interest Revenue and Funding Cost

(including derivatives)

In millions of U.S. dollars, YTD

Figure 4: Loan Interest Revenue, net

In millions of U.S. dollars, YTD

Despite the recent rise in interest rates, average interest rates during FY22 YTD were lower compared with the same period in FY21. This resulted in a decrease in IBRD’s loan interest revenue and a corresponding decrease in the loan funding cost in FY22 YTD compared to FY21 YTD (Figure 3).

For the first nine months of FY22, IBRD’s loan interest revenue, net of funding costs was $1,338 million, an increase of $25 million compared with the same period in FY21 (Figure 4). The increase was primarily due to the higher average balance, as well as the impact of the pricing measures previously adopted, partially offset by the effect of the lower average interest rates on the portion of the loan portfolio that is sensitive to short-term interest rate movements.

Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby stabilizing the net interest revenue earned from these loans. Other ALM derivatives comprise interest rate swaps which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the increase in interest revenue from Other ALM derivatives, net of $50 million and the increase in loan interest revenue, net of $25 million from FY21 YTD to FY22 YTD, resulted in a total increase in net loan interest revenue of $75 million.

Provision for losses and loans and other exposures

For the first nine months of FY22, IBRD recorded a provision for losses on loans and other exposures of $623 million, $439 million higher than the same period in FY21, primarily reflecting the increase in the loss given default (severity) due to the increase in the implied forward interest rates during the period. The severity is the expected losses from delays in receiving interest payments since IBRD does not charge for overdue interest. As the majority of IBRD’s loans carry a variable interest rate, increases in forward interest rates increase the expected losses that are recorded through the provision for losses on loans and other exposures in the statement of income.

10	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Change in Net Loans Outstanding	Figure 5: Net Loans Outstanding
In millions of U.S. dollars	In billions of U.S. dollars

Net Loans outstanding as of June 30, 2021	$218,799
Activity during the period:
Gross loan disbursements	21,565
Loan repayments	(9,937)
Increase in accumulated provision for loan losses [a]	(532)
Change in deferred loan income	(35)
Translation adjustments	(3,025)

Total change	$8,036

Net Loans outstanding as of March 31, 2022	$226,835

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

As of March 31, 2022, 82% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 18% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D7.

Gross disbursements during the first nine months of FY22 were $21.6 billion, 18% higher compared with the same period in FY21 (Table 4), primarily due to higher level of Development Policy Financing (DPF) and Investment Project Financing (IPF) disbursements.

Table 4: Gross Disbursements by Region

  In millions of U.S. dollars

For the nine months ended March 31,	2022		2021
	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa	$1,900	9%	$275	1%	$1,625
Western and Central Africa	136	*	89	*	47
East Asia and Pacific	4,971	23	3,462	19	1,509
Europe and Central Asia	3,001	14	2,673	15	328
Latin America and the Caribbean	6,888	32	6,909	38	(21)
Middle East and North Africa	2,367	11	2,294	13	73
South Asia	2,302	11	2,636	14	(334)

Total	$ 21,565	100%	$ 18,338	100%	$ 3,227

*	Indicates percentage less than 0.5%.

Net commitments during the first nine months of FY22 were $18.6 billion, relatively stable compared with the same period in FY21 (Table 5). In FY22 YTD, higher DPF and Program for Results (PforR) commitments were largely offset by lower IPF commitments.

Table 5: Net Commitments by Region

  In millions of U.S. dollars

For the nine months ended March 31,	2022		2021
	Amount	% of total	Amount	% of total	Variance
Eastern and Southern Africa	$2,025	11%	$1,020	5%	$1,005
Western and Central Africa	84	*	500	3	(416)
East Asia and Pacific	3,280	18	3,243	17	37
Europe and Central Asia	3,586	19	2,731	15	855
Latin America and the Caribbean	5,901	32	6,840	37	(939)
Middle East and North Africa	2,040	11	2,136	12	(96)
South Asia	1,670	9	1,989	11	(319)

Total	$ 18,586	100%	$ 18,459	100%	$ 127

*	Indicates percentage less than 0.5%.

IBRD Management’s Discussion and Analysis: March 31, 2022	11

Management’s Discussion and Analysis	Section III: Financial Results

Results from Investing Activities

Investment Portfolio

IBRD’s net investment portfolio was $81.4 billion as of March 31, 2022 ($85.8 billion as of June 30, 2021). Of this amount, $78 billion related to the liquid asset portfolio ($82.8 billion as of June 30, 2021). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The decrease in the liquid asset portfolio is primarily due to the net loan disbursements during the period.

Net Investment Revenue

IBRD’s net investment revenue decreased by $92 million in FY22 YTD compared to FY21 YTD. This was primarily due to the unrealized mark-to-market losses in FY22 YTD compared to unrealized mark-to-market gains in FY21 YTD. The unrealized mark-to-market losses in FY22 YTD were mainly driven by the increase in interest rates.

Figure 6: Net Investment Portfolio	Figure 7: Investment Revenue, net
In billions of U.S. dollars	In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of March 31, 2022, the borrowing portfolio was $256.7 billion, a $3 billion increase compared with June 30, 2021 (see Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). The increase was primarily due to net new debt issuances. New issuances of medium-and long-term debt of $39.4 billion during the period were highly diversified by currencies, with an average maturity of 7.6 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 8: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

12	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue, which was lower by $84 million in the first nine months of FY22, compared with the same period in FY21. The decrease was mainly due to the lower investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 6: Net Other Revenue

In millions of U.S. dollars

For the nine months ended March 31,	2022	2021	Variance
Loan commitment fees	$96	$86	$10
Guarantee fees	10	10	-
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	20	117	(97)
PEF and PAF [a]	(5)	(7)	2
Others	2	1	1

Net other revenue (Table 1)	$123	$207	$(84)

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to Pandemic Emergency Financing Facility (PEF) and Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1). All PEF and PAF trades matured as of March 31, 2022.

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 9: Net Non-Interest Expenses - GAAP Basis

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: March 31, 2022	13

Management’s Discussion and Analysis	Section III: Financial Results

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the nine months ended March 31,	2022	2021	Variance
Administrative expenses
Staff costs	$752	$729	$23
Travel	25	8	17
Consultant fees and contractual services	275	269	6
Pension and other post-retirement benefits [a]	332	327	5
Communications and technology	50	43	7
Premises and equipment	90	87	3
Other expenses	20	23	(3)

Total administrative expenses [b]	$1,544	$1,486	$58

Grant making facilities	15	17	(2)
Revenue from externally funded activities:
Reimbursable revenue – IBRD executed trust funds	(317)	(310)	(7)
Other revenue	(192)	(203)	11

Total revenue from externally funded activities	$(509)	$(513)	$4

Net non-interest expenses (Table 1)	1,050	990	60

Pension cost, other than service cost [c] (Table 1)	(206)	8	(214)

Net non-interest expenses - GAAP basis	$844	$998	$(154)

Adjustments to arrive at net non-interest expenses - allocable income basis
Pension and EFO adjustments [d]	48	(156)	204

Net non-interest expenses - Allocable income basis	$892	$842	$50

a.	Represents the service cost component of net periodic pension cost. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Post-Retirement Benefits.
b.	Includes expenses related to IBRD executed trust funds of $317 million for FY22 YTD and $310 million for FY21 YTD.
c.	Amount is included in Other Non-interest expenses in the Condensed Statement of Income.
d.	Adjustments are included in the Pension and other adjustments line in Table 1.

On GAAP basis, net non-interest expenses for the first nine months of FY22 decreased by $154 million compared with the same period last year. This is primarily due to the decrease in pension costs, mainly driven by the higher return on plan assets in FY21, which resulted in lower amortization of unrecognized actuarial losses in FY22.

On an allocable income basis, Net non-interest expenses for the first nine months of FY22 increased by $50 million compared with the same period last year. This is primarily due to the increase in staff costs and travel costs, as well as a decrease in other revenue from externally funded activities.

Unrealized mark-to-market gains and losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first nine months of FY22, $1,576 million of net unrealized mark-to-market gains ($1,431 million net unrealized mark-to-market gains for same period in FY21) were excluded from reported net income to arrive at allocable income (see Table 1 and Notes to Condensed Quarterly Financial Statements, Note K: Fair Value Disclosures, Table K11).

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives used to convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, the mark to market effect is not reflected in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which for the first nine months of FY22 was a gain of $3,410 million, primarily due to the increase in the interest rates during the period. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

14	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $542 million of net unrealized mark-to-market gains on bonds and associated derivatives for the nine months ended March 31, 2022. The gains on the bonds, due to the increase in interest rates, exceeded the losses on the bond-related derivatives as the bonds are more sensitive to changes in interest rates (Figure 11). The amount excludes changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA), which is recorded in Accumulated Other Comprehensive Loss (AOCL). For the first nine months of FY22, the DVA was $30 million of unrealized mark-to-market losses, resulting mainly from the tightening of IBRD’s credit spreads relative to LIBOR during the period. This was partially offset by $26 million of unrealized mark-to-market gains reclassified to net income upon derecognition of a liability. As of March 31, 2022, IBRD’s Condensed Balance Sheet included a cumulative DVA of $222 million of mark-to-market losses reflected in AOCL (see Notes to the Condensed Quarterly Financial Statements, Note K – Other Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which are sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. In the first nine months of FY22, IBRD recorded unrealized mark to market losses of $2,387 million on this portfolio, primarily due to the increase in the interest rates during the period. As of March 31, 2022, the duration of this portfolio was 3.9 years, within the Board established limit of 5 years.

Board of Governors-approved Transfers

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. On October 14, 2021, the Board of Governors approved a transfer of $274 million to IDA out of FY21 allocable income, which was made on October 25, 2021.

On December 6, 2021, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and the West Bank. The transfer was made on December 13, 2021.

IBRD Management’s Discussion and Analysis: March 31, 2022	15

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines model” where:

i.	Business units are responsible for directly managing risks in their respective functional areas,
ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and
iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

16	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Geopolitical Events and COVID-19 Pandemic

Ukraine

The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. It has also created significant needs for humanitarian and other critical support. From the outbreak of the conflict, through March 31, 2022, IBRD committed $581 million and disbursed $471 million to help the government of Ukraine provide critical services.

As of March 31, 2022, IBRD’s loans outstanding to Ukraine and the Russian Federation were $7 billion and $0.2 billion, respectively (3.1% and 0.1% of the total loans outstanding, respectively). Of the total loans outstanding to Ukraine, $0.5 billion are guaranteed by third parties.

COVID-19

As a result of the ongoing COVID-19 pandemic, IBRD continues to respond to client needs and operate its core business functions effectively by utilizing technology for remote work, where needed. Home-based work remains in many IBRD offices throughout the world, in line with IBRD’s Business Continuity Procedures. IBRD has started the process for a gradual reopening of offices in certain locations, including the headquarter offices in Washington D.C. In addition, other prudent measures remain in place to ensure the health and safety of its employees.

As of March 31, 2022, despite the broad impact of geopolitical events and the COVID-19 pandemic on macroeconomic conditions, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources. The liquid asset portfolio was 137% of the Target Liquidity Level (see Table 13).

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by Equity-to-Loans ratio, remains stable (Table 8) and above the minimum level.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions include IBRD’s current assessment of country credit risk. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 8, IBRD’s equity-to-loans ratio decreased to 21.8% as of March 31, 2022, from 22.6% as of June 30, 2021, mainly due to the increase in loan exposure, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: March 31, 2022	17

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of	March 31, 2022	June 30, 2021	Total	Due to Activities	Due to Translation Adjustments

Usable paid-in capital	$18,987	$18,583	$404	$650	$(246)
Special reserve	293	293	-	-	-
General reserve [a]	31,464	31,464	-	-	-
Cumulative translation adjustment [b]	(849)	(268)	(581)	-	(581)
Other adjustments	27	(75)	102	-	102
Equity (usable equity)	$49,922	$49,997	$(75)	$650	$(725)

Loans exposure	$229,143	$220,564	$8,579	$11,627	$(3,048)
Present value of guarantees	2,858	3,079	(221)	(104)	(117)
Effective but undisbursed DDOs	298	-	298	298	-
Related accumulated provisions	(2,231)	(1,630)	(601)	(623)	22
Deferred loan income	(522)	(495)	(27)	(35)	8
Other exposures	(666)	(723)	57	57	-
Loans (total exposure)	$228,880	$220,795	$8,085	$11,220	$(3,135)

Equity-to-Loans Ratio	21.8%	22.6%

a.	June 30, 2021 amount includes the proposed transfer to the General Reserve, which was approved by IBRD’s Board on August 5, 2021.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers environmental, social and governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Figure 10: Country Exposures as of March 31, 2022
In billions of U.S. dollars

18	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for 60% of IBRD’s total exposure as of March 31, 2022.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY22 SBL is $24.9 billion for highly creditworthy countries below the GDI, and $21.2 billion for highly creditworthy countries above the GDI.

Accumulated Provision for Losses on Loans and Other Exposures

As of March 31, 2022, IBRD’s accumulated provision for losses on loans and other exposures was $2,257 million, including $399 million of accumulated provision related to loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($1,647 million as of June 30, 2021, less than 1% of total exposures).

As of March 31, 2022, 0.2% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe. During the first nine months of FY22, IBRD received $2.3 million of payments towards overdue interest and principal from Zimbabwe (nil for FY21 YTD). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure decreased by $6.6 billion during the first nine months of FY22, to $80.2 billion as of March 31, 2022, consistent with the decrease in Investments-Trading.

IBRD Management’s Discussion and Analysis: March 31, 2022	19

Management’s Discussion and Analysis	Section IV: Risk Management

As shown in Table 9, the credit quality of IBRD’s investment portfolio remains concentrated in the upper end of the credit spectrum, with 66% of the portfolio rated AA or above and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of March 31, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,958	$7,797	$-	$29,755	37%
AA	474	22,816	88	23,378	29
A	14,227	12,638	110	26,975	34
BBB	-	49	-	49	*
BB or lower/unrated	39	6	1	46	*

Total	$36,698	$43,306	$199	$80,203	100%

	As of June 30, 2021
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$25,186	$10,136	$-	$35,322	41%
AA	2,828	23,525	628	26,981	31
A	12,188	11,999	191	24,378	28
BBB	-	56	-	56	*
BB or lower/unrated	40	8	-	48	*

Total	$40,242	$45,724	$819	$86,785	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (see Table 10).

IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of March 31, 2022, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Table 10: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of March 31, 2022
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$8,846	$545

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	411	12

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	3,705	147

			$12,962	$704

20	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in the table below, where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in credit spreads.

Table 11: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of March 31, 2022	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$105
Loan portfolio [b]	(2)
Other ALM portfolio	(*)
Investment portfolio	(2)

Total gains	$101

a.	Excludes Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA) on derivatives.
b.	If loans were measured at fair value.
*	Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in the table below where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in interest rates.

Table 12: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of March 31, 2022	Interest Rate Effect on Portfolio Sensitivity
Borrowing portfolio	$6
Loan portfolio [a]	(4)
Other ALM portfolio	(17)
Investment portfolio	(1)

Total losses	$(16)

a.	If loans were measured at fair value.

IBRD Management’s Discussion and Analysis: March 31, 2022	21

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 11 illustrates how the use of derivatives affects the overall sensitivity of the borrowing, loan, Other ALM and investment portfolios. It illustrates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio a one basis point upward parallel shift in interest rates would result in $105 million of unrealized mark-to-market gains on bonds which would be offset by $99 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are carried at amortized cost on the Balance Sheet.

Figure 11: Sensitivity to Interest Rates as of March 31, 2022

(Dollar change in fair value corresponding to a one basis point upward parallel shift in interest rates)

In millions of U.S. dollars

Although interest rates have been rising, low and negative interest rates present a challenge for various IBRD portfolios.

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2021). However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating basis. In the first nine months of FY22, despite the lower average interest rates, IBRD was able to generate a positive spread on its liquid asset portfolio (see Table 1).

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolio’s London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread relative to what was computed in the fixed-spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure.

Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

22	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Alternative Reference Rates

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it would no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021, and therefore, market participants, including IBRD and its borrowers needed to move to alternative reference rates. In March 2021, the FCA confirmed that all the LIBOR settings would either cease to be provided by any administrator, or no longer be representative, as follows:

Type of LIBOR	Setting	Date of cessation
GBP LIBOR	All settings	December 31, 2021
EUR LIBOR
CHF LIBOR
JPY LIBOR
USD LIBOR	1-week, 2-month
USD LIBOR	Remaining settings, including 6-month	June 30, 2023

In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments effected by alternative reference rates.

In FY20, the Board endorsed an omnibus amendment process with borrowers for certain existing loan agreements to address inadequate fallback provisions for LIBOR replacement and a notification process, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The majority of IBRD loans were denominated in USD, EUR, GBP and JPY as of December 31, 2021. IBRD adopted the following alternative reference rates: SOFR for USD denominated loans, Euro Interbank Offered Rate (EURIBOR) for EUR denominated loans, Sterling Overnight Index Average (SONIA) for GBP denominated loans, and Tokyo Overnight Average Rate (TONA) for JPY denominated loans. Through these processes, the vast majority of its borrowers’ loans were ready for transition by December 31, 2021.

Effective January 1, 2022, IBRD offers new loans with alternative reference rates and ceased to offer LIBOR based loans.

The switch over of existing variable spread and non-USD fixed spread loans to alternative reference rates began in January 2022, at the loan reset dates. The remaining USD fixed spread loans will begin transitioning in July 2023, as the loans reset. Out of the total loans outstanding of $229,143 million as of March 31, 2022, approximately 29% have transitioned and 44% are still subject to transition to alternative reference rates. The remaining 27% of the total loans outstanding are not required to transition to alternative reference rates.

Out of the total derivative portfolio notional as of March 31, 2022, approximately 69% is subject to transition to alternative reference rates. The remaining 31% of the total derivative portfolio notional is not subject to transition to alternative reference rates. For the vast majority of the derivative portfolio subject to transition, IBRD either has sufficient provisions in the derivative agreements with its counterparties, has adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) or works bilaterally with counterparties, to ensure a smooth transition to alternative reference rates.

As of March 31, 2022, about 98% of IBRD’s borrowing portfolio either carries fixed interest rates or is not subject to transition to alternative reference rates.

IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed, and to ensure an orderly transition to the alternative reference rates.

Exchange Rate Risk

IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

IBRD Management’s Discussion and Analysis: March 31, 2022	23

Management’s Discussion and Analysis	Section IV: Risk Management

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of Target Liquidity Level continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY22

	In billions of U.S. dollars	% of Target Liquidity Level

Target Liquidity Level	57.0

Guideline Maximum Liquidity Level	85.5	150%

Prudential Minimum Liquidity Level	45.6	80%

Liquid Asset Portfolio as of March 31, 2022	78.0	137%

The FY22 Target Liquidity Level is $11 billion lower than the prior year, due to the lower projected debt service for FY22.

Operational Risk

Operational risk is defined as the risk of financial loss, or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

24	IBRD Management’s Discussion and Analysis: March 31, 2022

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

The following changes were effective January 1, 2022:

•	Jingdong Hua, Vice President and Treasurer of the World Bank, retired.
•	Jorge Familiar Calderon was appointed to the role of Vice President and Treasurer of the World Bank.
•	Pam O’Connell was appointed as the Vice President and World Bank Group Controller, succeeding Jorge Familiar Calderon in that role.

IBRD Management’s Discussion and Analysis: March 31, 2022	25

Management’s Discussion and Analysis	List of Tables, Figures and Box

List of Tables, Figures and Box

Tables

Table 1: Condensed Statement of Income	9
Table 2: Condensed Balance Sheet	9
Table 3: Change in Net Loans Outstanding	11
Table 4: Gross Disbursements by Region	11
Table 5: Net Commitments by Region	11
Table 6: Net Other Revenue	13
Table 7: Net Non-Interest Expenses	14
Table 8: Equity-to-Loans Ratio	18
Table 9: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating	20
Table 10: Non-Commercial Counterparty Credit Risk	20
Table 11: Effect of Credit on IBRD’s Portfolios	21
Table 12: Effect of Interest Rates on IBRD’s Portfolios	21
Table 13: Liquidity Levels for FY22	24
Figures
Figure 1: IBRD’s Financial Business Model	7
Figure 2: Sources and Uses of Revenue	8
Figure 3: Loan Interest Revenue and Funding Cost (including derivatives)	10
Figure 4: Loan Interest Revenue, net	10
Figure 5: Net Loans Outstanding	11
Figure 6: Net Investment Portfolio	12
Figure 7: Investment Revenue, net	12
Figure 8: Borrowing Portfolio (original maturities)	12
Figure 9: Net Non-Interest Expenses – GAAP Basis	13
Figure 10: Country Exposures as of March 31, 2022	18
Figure 11: Sensitivity to Interest Rates as of March 31, 2022	22
Box
Box 1: Selected Financial Data	2

26	IBRD Management’s Discussion and Analysis: March 31, 2022

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2022

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2022 (Unaudited)	June 30, 2021 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$254	$2,240

Restricted cash	97	107

	351	2,347

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $346 million—March 31, 2022; $24 million—June 30, 2021)—Notes C and K	82,098	87,566

Securities purchased under resale agreements—Notes C and K	138	338

Derivative assets, net—Notes C, E, F and K	1,254	3,355

Loans outstanding—Notes D, I and K
Total loans	297,521	295,005
Less undisbursed balance (including signed loan commitments of $56,694 million — March 31, 2022, and $59,837 million —June 30, 2021)	(68,378)	(74,441)

Loans outstanding	229,143	220,564
Less:
Accumulated provision for loan losses	(1,786)	(1,270)
Deferred loan income	(522)	(495)

Net loans outstanding	226,835	218,799

Other assets—Notes C, D, E and I	5,381	4,896

Total assets	$316,057	$317,301

28	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

	March 31, 2022 (Unaudited)	June 30, 2021 (Unaudited)
Liabilities

Borrowings—Notes E and K	$246,863	$260,076

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	371	62

Derivative liabilities, net—Notes C, E, F and K	11,011	1,222

Other liabilities—Notes C, D and I	8,067	7,863

Total liabilities	266,312	269,223

Equity

Capital stock—Note B

Authorized capital (2,783,873 shares—March 31, 2022, and June 30, 2021)

Subscribed capital (2,510,315 shares—March 31, 2022, and 2,469,065 shares—June 30, 2021)	302,832	297,856

Less uncalled portion of subscriptions	(282,942)	(278,612)

Paid-in capital	19,890	19,244

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(321)	(332)

Receivable amounts to maintain value of currency holdings	(312)	(343)

Deferred amounts to maintain value of currency holdings	(218)	67

Retained earnings (see Condensed Statement of Changes in Retained Earnings and Note G)	32,788	31,007

Accumulated other comprehensive loss—Note J	(2,082)	(1,565)

Total equity	49,745	48,078

Total liabilities and equity	$316,057	$317,301

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2022	2021	2022	2021
Interest revenue
Loans, net—Note D	$520	$479	$1,492	$1,733
Other asset/liability management derivatives, net	157	160	490	440
Investments-Trading, net	63	43	122	175
Other, net	-	2	(3)	(4)

Borrowing expenses, net—Note E	(126)	(93)	(263)	(580)

Interest revenue, net of borrowing expenses	614	591	1,838	1,764

Provision for losses on loans and other exposures—Note D	(433)	(130)	(632)	(185)

Non-interest revenue
Revenue from externally funded activities—Note I	195	182	509	513
Commitment charges—Note D	31	29	96	86
Other	17	11	36	28

Total	243	222	641	627

Non-interest expenses

Administrative—Notes H and I	(527)	(500)	(1,544)	(1,486)

Contributions to special programs	(1)	(2)	(15)	(17)

Other, net—Note H	63	(8)	189	(25)

Total	(465)	(510)	(1,370)	(1,528)

Board of Governors-approved and other transfers—Note G	-	(331)	(354)	(411)

Non-functional currency translation gains, net	28	90	84	46

Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and K	(83)	50	(10)	179

Unrealized mark-to-market gains on non-trading portfolios, net—Notes D, E, F and K	1,339	599	1,584	1,435

Net income	$1,243	$581	$1,781	$1,927

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2022	2021	2022	2021

Net income	$1,243	$581	$1,781	$1,927
Other comprehensive income (loss)—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	13	94	40	283
Amortization of unrecognized prior service costs	5	6	17	18
Net change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	481	(411)	(4)	(1,585)
Currency translation adjustment on functional currency	(170)	(354)	(570)	358

Total other comprehensive income (loss)	329	(665)	(517)	(926)

Comprehensive income (loss)	$1,572	$(84)	$1,264	$1,001

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2022	2021
Retained earnings at the beginning of the fiscal year	$31,007	$28,765

Cumulative effect of change in accounting principle—Notes A, D and G	-	203

Adjusted retained earnings at the beginning of the fiscal year	31,007	28,968
Net income for the period	1,781	1,927

Retained earnings at the end of the period	$32,788	$30,895

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2022	2021
Cash flows from investing activities
Loans
Disbursements	$(21,522)	$(18,309)
Principal repayments	9,487	7,246
Principal prepayments	450	81
Loan origination fees received	22	21
Net derivatives-loans	119	36
Other investing activities, net	(118)	(134)

Net cash used in investing activities	(11,562)	(11,059)

Cash flows from financing activities
Medium and long-term borrowings
New issues	39,242	54,751
Retirements	(33,200)	(38,490)
Short-term borrowings (original maturities greater than 90 days)
New issues	16,289	17,626
Retirements	(15,604)	(16,669)
Net short-term borrowings (original maturities less than 90 days)	(401)	(1,751)
Net derivatives-borrowings	(173)	(593)
Capital subscriptions	646	942
Other financing activities, net	1	-

Net cash provided by financing activities	6,800	15,816

Cash flows from operating activities
Net income	1,781	1,927
Adjustments to reconcile net income to net cash (used in) provided by operating activities
Unrealized mark-to-market gains on non-trading portfolios, net	(1,584)	(1,435)
Non-functional currency translation adjustment gains, net	(84)	(46)
Depreciation and amortization	72	448
Provision for losses on loans and other exposures	632	185
Changes in:
Investment portfolio	2,358	(6,418)
Other assets and liabilities	(351)	(17)

Net cash provided by (used in) operating activities	2,824	(5,356)

Effect of exchange rate changes on unrestricted and restricted cash	(58)	82

Net decrease in unrestricted and restricted cash	(1,996)	(517)
Unrestricted and restricted cash at the beginning of the fiscal year	2,347	1,870

Unrestricted and restricted cash at the end of the period	$351	$1,353

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(3,048)	$2,104
Investment portfolio	(144)	198
Borrowing portfolio	(2,378)	(1,463)
Capitalized loan origination fees included in total loans	44	30
Interest paid on borrowing portfolio	878	1,237

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2021, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2021 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting Standards Under Evaluation:

In March 2022, the Financial Accounting Standards Board (FASB) issued the Accounting Standard Update (ASU) 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. This ASU is effective for annual and interim periods beginning after December 15, 2022, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In November 2021, the FASB issued the ASU 2021-10, Disclosure by Business Entities about Government Assistance, which requires entities to make annual disclosure about certain government assistance they received. This ASU is effective for annual periods beginning after December 15, 2021, with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2020	2,783,873	2,387,388
General Capital Increase/Selective Capital Increase (GCI/SCI)	-	81,677

As of June 30, 2021	2,783,873	2,469,065
GCI/SCI	-	41,250

As of March 31, 2022	2,783,873	2,510,315

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	33

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital

As of June 30, 2020	$288,002	$(269,968)	$18,034
GCI/SCI	9,854	(8,644)	1,210

As of June 30, 2021	297,856	(278,612)	19,244
GCI/SCI	4,976	(4,330)	646

As of March 31, 2022	$302,832	$(282,942)	$19,890

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or loan guarantees.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over the subscription period. As of March 31, 2022, the cumulative subscription payments received under the 2018 capital increases were $3.4 billion.

NOTE C—INVESTMENTS

As of March 31, 2022, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP) holdings, the Post Retirement Contribution Reserve Fund (PCRF) and holdings relating to the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of March 31, 2022, Investments were primarily comprised of government and agency obligations (53%), and time deposits (42%), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of March 31, 2022, the largest holdings of Investments from a single counterparty were Japanese Government Instruments (15%) and U.S. Treasuries (9%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments – Trading composition

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Government and agency obligations	$43,819	$48,630
Time deposits	34,321	35,460
Asset-Backed Securities (ABS)	1,839	1,710
Alternative investments [a]	1,769	1,352
Equity securities [a]	350	414

Total	$82,098	$87,566

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, at net asset value (NAV).

34	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio:

Table C2: Net investment portfolio

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Investments-Trading	$82,098	$87,566
Securities purchased under resale agreements	138	338
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received[a]	(817)	(3,333)
Derivative assets
Currency swaps and forward contracts	870	485
Interest rate swaps	7	16

Total	877	501

Derivative liabilities
Currency swaps and forward contracts	(207)	(417)
Interest rate swaps	(644)	(561)
Other	(5)	(1)

Total	(856)	(979)

Cash held in investment portfolio[b]	82	2,037
Receivable from investment securities traded and other assets[c]	303	400
Payable for investment securities purchased[d]	(461)	(699)

Net investment portfolio	$81,364	$85,831

a.	Includes $470 million of cash collateral received from counterparties under derivative agreements ($3,308 million—June 30, 2021).
b.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.

This amount includes $239 million of liabilities related to PCRF payable, which is included in Other liabilities on the Condensed Balance Sheet ($178 million—June 30, 2021) and $92 million of liabilities related to short sales ($98 million—June 30, 2021).

The composition of IBRD’s net investment portfolio is as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Net Investment Portfolio
Liquid asset portfolio	$78,014	$82,751
PEBP holdings	2,599	2,476
PCRF holdings	712	555
AMC holdings	-	10
LCMD investments	39	39

Total	$81,364	$85,831

As of November 2021, IBRD had transferred all contributions received from donors under the Advance Market Commitment (AMC) program to the GAVI alliance, concluding the program.

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the investment portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, some of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale and swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	35

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk from financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Collateral received
Cash	$470	$3,308
Securities	427	1,083

Total collateral received	$897	$4,391

Collateral permitted to be repledged	$897	$4,391
Amount of collateral repledged	-	-
Amount of cash collateral invested	465	1,492

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities (MBS). These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheet. As of March 31, 2022, amounts that could potentially be offset as a result of legally enforceable master netting arrangements amounted to $90 million (Nil— June 30, 2021).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of March 31, 2022, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $347 million ($25 million — June 30, 2021) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil— June 30, 2021). As of March 31, 2022 and June 30, 2021, the remaining contractual maturity of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2022 and June 30, 2021, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $140 million ($340 million—June 30, 2021). As of March 31, 2022 and June 30, 2021, none of these securities had been transferred.

36	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (together, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments (including deferred drawdown options (DDOs) and irrevocable commitments), exposures to member countries’ derivatives, and guarantees. As of March 31, 2022, all IBRD’s loans were recorded at amortized cost.

IBRD uses derivatives to manage the currency risk and interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

IBRD excludes the interest receivable balance from the amortized cost basis of the loans and from the related disclosures as permitted by U.S. GAAP. As of March 31, 2022, accrued interest receivable on loans of $831 million is included in Other assets in the Condensed Balance Sheet ($668 million—June 30, 2021).

As of March 31, 2022, 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on accrual and nonaccrual loans was 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account environmental, social, and governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped into pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of March 31, 2022, including consideration of the COVID-19 pandemic and other global events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars

	March 31, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$24,028	$24,028
Medium	-	-	-	-	-	-	97,254	97,254
High	8	-	5	-	-	13	107,419	107,432

Loans in accrual status	8	-	5	-	-	13	228,701	228,714
Loans in nonaccrual status	-	-	-	-	429	429	-	429

Total	$8	$-	$5	$-	$429	$442	$228,701	$229,143

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	37

Table D1.1 In millions of U.S. dollars
	June 30, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk class
Low	$-	$-	$-	$-	$-	$-	$24,229	$24,229
Medium	-	-	-	-	-	-	93,530	93,530
High	-	-	-	-	-	-	102,373	102,373

Loans in accrual status	-	-	-	-	-	-	220,132	220,132
Loans in nonaccrual status	-	-	-	-	432	432	-	432

Total	$-	$-	$-	$-	$432	$432	$220,132	$220,564

The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed. IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars

	March 31, 2022
	Fiscal Year of Origination						CAT DDOs		Loans
	2022	2021	2020	2019	2018	Prior Years	Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of March 31, 2022
Risk class
Low	$250	$47	$170	$976	$334	$22,251	$-	$-	$24,028
Medium	4,706	8,264	6,565	3,476	4,408	67,676	203	1,956	97,254
High	4,450	6,597	6,324	7,028	6,624	75,456	484	469	107,432

Loans in accrual status	9,406	14,908	13,059	11,480	11,366	165,383	687	2,425	228,714
Loans in nonaccrual status	-	-	-	-	-	429	-	-	429

Total	$9,406	$14,908	$13,059	$11,480	$11,366	$165,812	$687	$2,425	$229,143

Table D2.1

In millions of U.S. dollars

	June 30,2021
	Fiscal Year of Origination						CAT DDOs		Loans
	2021	2020	2019	2018	2017	Prior Years	Disbursed and Revolving	CAT DDOs Converted to Term Loans	outstanding as of June 30, 2021
Risk class
Low	$-	$109	$702	$237	$1,831	$21,350	$-	$-	$24,229
Medium	5,477	6,040	3,171	4,074	4,101	68,674	726	1,267	93,530
High	4,034	5,701	6,682	6,310	8,438	70,221	504	483	102,373

Loans in accrual status	9,511	11,850	10,555	10,621	14,370	160,245	1,230	1,750	220,132
Loans in nonaccrual status	-	-	-	-	-	432	-	-	432

Total	$9,511	$11,850	$10,555	$10,621	$14,370	$160,677	$1,230	$1,750	$220,564

The amounts of Catastrophe Deferred Drawdown Options (CAT DDOs) converted to term loans during the three and nine months ended March 31, 2022, are Nil and $694 million respectively ($150 million and $238 million—three and nine months ended March 31, 2021).

38	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures. Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, the reasonableness of the inputs used is reassessed at least annually.

The balance of the accumulated provision as of July 1, 2020, decreased by the $214 million transition adjustment recorded upon the adoption of ASU No. 2016-13, - Financial Instruments—Credit Losses (ASC 326). The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the current expected credit loss model (CECL).

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars

	March 31, 2022
	Loans outstanding	Loan commitments	Other [a]	Total

Accumulated provision, beginning of the fiscal year	$1,270	$326	$51	$1,647
Provision - charge	532	78	22	632
Translation adjustment	(16)	(5)	(1)	(22)

Accumulated provision, end of the period	$1,786	$399	$72	$2,257

Composed of accumulated provision for losses on:
Loans in accrual status	$1,571
Loans in nonaccrual status	215

Total	$1,786

Loans, end of the period:
Loans in accrual status	$228,714
Loans in nonaccrual status	429

Total loans outstanding	$229,143

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	39

Table D3.1:

In millions of U.S. dollars

	June 30, 2021
	Loans outstanding	Loan commitments	Other [a]	Total

Accumulated provision, beginning of the fiscal year	$1,599	$-	$99	$1,698
CECL Transition adjustment	(465)	298	(47)	(214)

Adjusted Accumulated provision, beginning of the fiscal year	1,134	298	52	1,484
Provision - charge (release)	123	25	(2)	146
Translation adjustment	13	3	1	17

Accumulated provision, end of the fiscal year	$1,270	$326	$51	$1,647

Composed of accumulated provision for losses on:
Loans in accrual status	$1,054
Loans in nonaccrual status	216

Total	$1,270

Loans, end of the fiscal year:
Loans in accrual status	$220,132
Loans in nonaccrual status	432

Total loans outstanding	$220,564

a.	Primarily relates to guarantees and does not include recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (EEAs) (for more details see the Guarantees section).

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

As of March 31, 2022, there were no principal or interest amounts on loans in accrual status that were overdue by more than three months.

Zimbabwe is the only borrowing member with loans or guarantees in nonaccrual status, and it has been in nonaccrual status since October 2000.

40	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Recorded investment in nonaccrual loans [a]	$429	$432
Accumulated provision for loan losses on nonaccrual loans	215	216
Average recorded investment in nonaccrual loans for the period/fiscal year	429	433
Overdue amounts of nonaccrual loans:	1,060	1,042
Principal	429	432
Interest and charges	631	610

a. A	loan loss provision has been recorded against each of the loans in nonaccrual status.

Table D4.1

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$7	$20	$21

During the nine months ended March 31, 2022 and March 31, 2021, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the nine months ended March 31, 2022, less than $1 million of interest income was recognized on loans in nonaccrual status (Nil —nine months ended March 31, 2021).

Guarantees

Guarantees of $6,512 million were outstanding as of March 31, 2022 ($6,705 million—June 30, 2021). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 6 and 21 years and expire in decreasing amounts through 2042.

As of March 31, 2022, liabilities related to IBRD’s obligations under guarantees included the obligation to stand ready of $312 million ($347 million—June 30, 2021), and the accumulated provision for guarantee losses of $67 million ($50 million—June 30, 2021). These have been included in Other liabilities on the Condensed Balance Sheet.

During the nine months ended March 31, 2022 and March 31, 2021, no guarantees provided by IBRD were called.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	41

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	March 31, 2022			June 30, 2021
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet
Guarantees provided [a,c]	$3,632	$(175)	$(29)	$3,640	$(190)	$(20)	Other liabilities
Guarantees received [b]	(3,629)	175	26	(3,640)	190	17	Other assets

	$3	$-	$(3)	$-	$-	$(3)

a.  For the nine months ended March 31, 2022, Provision for losses on loans and other exposures, line on the Condensed Statement of Income includes $9 million of provision relating to Guarantees provided ($2 million —nine months ended March 31, 2021).

b.  For the nine months ended March 31, 2022, Non-interest revenue - Other, line on the Condensed Statement of Income includes $9 million of gain in relation to Recoverable asset relating to Guarantees received ($1 million— nine months ended March 31, 2021).

c.  Notional amount, obligation to stand ready and provision for the guarantee provided are included in guarantees outstanding of $6,512 million, obligations to stand ready of $312 million and accumulated provision for guarantee losses of $67 million, respectively ($6,705 million, $347 million and $50 million, respectively—June 30, 2021).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program, the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for CAT DDOs approved under the Fast Track COVID-19 Facility; such waivers/reductions being available for financing approved on or prior to March 31, 2021. The Executive Directors also approved the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing to the COVID-19 Strategic Preparedness and Response Program (SPRP) for the first 18 months, starting from the date of approval of financing for each project; such waivers being available for financing approved on or prior to October 1, 2022.

The forgone income resulting from waivers of loan charges is summarized in the following table:

Table D6: Waivers of loan charges

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Interest waivers	$4	$5	$12	$18
Commitment charge waivers	1	-	2	2
Front-end fee waivers	-	1	2	4

Total	$5	$6	$16	$24

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the nine months ended March 31, 2022, loan revenue from one country of $239 million represented more than 10% of total loan revenue.

42	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D7: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	For the nine months ended and as of
	March 31, 2022		March 31, 2021
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$875	$71,615	$910	$67,215
Europe and Central Asia	319	46,957	367	47,557
East Asia and Pacific	414	49,345	483	46,238
Middle East and North Africa	301	31,609	304	30,538
South Asia	164	21,517	176	19,621
Eastern and Southern Africa	173	6,436	164	4,619
Western and Central Africa	24	1,664	24	1,558

Total	$2,270	$229,143	$2,428	$217,346

a.  Does not include interest expenses, net of $682 million from loan related derivatives ($609 million—nine months ended March 31, 2021). Includes commitment charges of $96 million ($86 million—nine months ended March 31, 2021).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates may be based on, for example, exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of March 31, 2022, 98% of the instruments in the portfolio were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (61% and 13%, respectively).

IBRD uses derivative contracts, reported at fair value, to manage the currency risk and interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

Table E1: Borrowings and borrowing-related derivatives

In millions of U.S. dollars
	March 31, 2022	June 30, 2021
Borrowings [a]	$246,863	$260,076
Currency swaps, net	2,240	(2,913)
Interest rate swaps, net	7,566	(3,507)

	$256,669	$253,656

a.  Includes $338 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet (Nil —June 30, 2021).

For the nine months ended March 31, 2022, Borrowing expenses on the Condensed Statement of Income of $263 million ($580 million—nine months ended March 31, 2021) include $2,300 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($2,697 million—nine months ended March 31, 2021).

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	43

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk in the portfolio
Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings
Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity
Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Condensed Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability position that are then netted with the other leg of the instrument in the gross offset columns. The effects of the master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheet. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to disclose IBRD’s net exposure on its derivative asset positions.

44	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	March 31, 2022
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$25,849	$(20,250)	$5,599		$40,622	$(26,571)	$14,051
Currency swaps [a]	67,496	(61,681)	5,815		69,754	(62,872)	6,882
Other [b]	-	-	-		9	(4)	5

Total	$93,345	$(81,931)	$11,414		$110,385	$(89,447)	$20,938

Less:
Amounts subject to legally enforceable master netting agreements			9,714	[d]			9,927	[e]
Cash collateral received [c]			446

Net derivative position on the Condensed Balance Sheet			1,254				11,011

Less:

Securities collateral received [c]			357

Net derivative exposure after collateral			$897

a.  Includes currency forward contracts and structured swaps.

b.  These relate to swaptions, exchange traded options and futures contracts.

c.  Does not include excess collateral received.

d.  Includes $5 million Credit Valuation Adjustment (CVA).

e.  Includes $218 million Debit Valuation Adjustment (DVA).

Table F1.1
In millions of U.S. dollars
	June 30, 2021
	Located on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$23,893	$(13,832)	$10,061		$26,577	$(18,206)	$8,371
Currency swaps [a]	98,836	(90,147)	8,689		44,173	(39,196)	4,977
Other [b]	-	-	-		2	(1)	1

Total	$122,729	$(103,979)	$18,750		$70,752	$(57,403)	$13,349

Less:
Amounts subject to legally enforceable master netting agreements			12,124	[d]			12,127	[e]
Cash collateral received [c]			3,271

Net derivative position on the Condensed Balance Sheet			3,355				1,222

Less:
Securities collateral received [c]			1,012

Net derivative exposure after collateral			$2,343

a.  Includes currency forward contracts and structured swaps.

b.  These relate to swaptions, exchange traded options and futures contracts.

c.  Does not include excess collateral received.

d.  Includes $18 million CVA.

e.  Includes $21 million DVA.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	45

The following tables provide information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments

In millions of U.S. dollars

	March 31, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total

Investments	$7	$870	$877
Loans	2,364	795	3,159
Client operations	625	708	1,333
Borrowings	2,347	3,442	5,789
Other asset/liability management derivatives	256	-	256

Total exposure	$5,599	$5,815	$11,414

Table F2.1:

In millions of U.S. dollars

	June 30, 2021
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total

Investments	$16	$485	$501
Loans	645	782	1,427
Client operations	1,227	648	1,875
Borrowings	6,529	6,774	13,303
Other asset/liability management derivatives	1,644	-	1,644

Total exposure	$10,061	$8,689	$18,750

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. As of March 31, 2022, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $442,601 million ($452,450 million—June 30, 2021), currency swaps $132,444 million ($136,467 million—June 30, 2021), long positions of other derivatives $171 million ($186 million—June 30, 2021), and short positions of other derivatives $167 million ($75 million—June 30, 2021).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of March 31, 2022 was $10,920 million ($1,078 million—June 30, 2021). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of March 31, 2022, the amount of collateral that would need to be posted would be $7,563 million ($209 million—June 30, 2021). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $10,920 million ($1,078 million—June 30, 2021). In contrast, IBRD received collateral totaling $897 million as of March 31, 2022 ($4,391 million—June 30, 2021), from swap transactions (see Note C—Investments).

46	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

Table F3: Unrealized mark-to-market losses on non-trading derivatives

In millions of U.S. dollars
		Three Months Ended March 31,		Nine Months Ended March 31,
	Reported as:	2022	2021	2022	2021

Interest rate swaps		$(7,205)	$(4,354)	$(9,131)	$(4,873)
Currency swaps (including currency forward contracts and structured swaps)	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	(1,950)	(1,455)	(3,645)	(1,747)

Total		$(9,155)	$(5,809)	$(12,776)	$(6,620)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statement of Income:

Table F4: Unrealized mark-to-market gains (losses) on net investment-trading portfolio

In millions of U.S. dollars
		Three Months Ended March 31,		Nine Months Ended March 31,
	Reported as:	2022	2021	2022	2021

Type of instrument [a]
Fixed income (including associated derivatives)	Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net	$(73)	$27	$(50)	$56
Equity [b]		(10)	23	40	123

Total		$(83)	$50	$(10)	$179

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments. b. Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.

On August 5, 2021, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2021: an increase in the General Reserve of $874 million and a decrease in the Pension Reserve by $38 million, as well as a one-time transfer of $203 million from Other reserves to the General Reserve, which represents the cumulative effect of adopting ASU 2016-13 on July 1, 2020.

On August 4, 2021, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on August 12, 2021, resulting in a reduction in Surplus and an increase in Other reserves. These funds will be expensed, and Other reserves reduced, when utilized by the GPG fund. As of March 31, 2022, no funds have been utilized out of the cumulative transfers of $85 million and therefore, no expense has been recognized in the Statement of Income.

On October 14, 2021, IBRD’s Board of Governors approved a transfer to the International Development Association (IDA) of $274 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2021. The transfer to IDA was made on October 25, 2021.

On December 6, 2021, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust fund for Gaza and the West Bank. The transfer was made on December 13, 2021.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	47

Retained earnings comprised the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	March 31, 2022	June 30, 2021
Special reserve	$293	$293
General reserve	31,464	30,387
Pension reserve	693	731
Surplus	100	100
Cumulative fair value adjustments [a]	(2,084)	(3,303)
Unallocated net income	2,135	2,450
Restricted retained earnings	41	54
Other reserves [b]	146	295

Total	$32,788	$31,007

a.  Unrealized mark-to-market gains or losses, net related to non-trading portfolios reported at fair value.

b.  Comprised of non-functional currency translation gains/losses and the unutilized portion of the cumulative transfers to the GPG Fund.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2022				March 31, 2022

	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$166	$45	$28	$239	$498	$134	$85	$717
Interest cost	165	30	16	211	495	89	48	632
Expected return on plan assets	(322)	(56)	-	(378)	(967)	(167)	-	(1,134)
Amortization of unrecognized prior service costs [a]	1	3	1	5	2	13	2	17
Amortization of unrecognized net actuarial losses [a]	-	-	13	13	-	-	40	40

Net periodic pension cost	$10	$22	$58	$90	$28	$69	$175	$272

Of which:
IBRD’s share	$5	$10	$27	$42	$13	$32	$81	$126
IDA’s share	5	12	31	48	15	37	94	146

a. Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

48	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Table H1.1:

In millions of U.S. dollars
	Three Months Ended				Nine Months Ended
	March 31, 2021				March 31, 2021

	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$160	$43	$28	$231	$481	$128	$83	$692
Interest cost	148	27	14	189	442	80	42	564
Expected return on plan assets	(242)	(42)	-	(284)	(725)	(123)	-	(848)
Amortization of unrecognized prior service costs [a]	1	4	1	6	3	13	2	18
Amortization of unrecognized net actuarial losses [a]	78	3	13	94	233	9	41	283

Net periodic pension cost	$145	$35	$56	$236	$434	$107	$168	$709

Of which:
IBRD’s share	$67	$17	$27	$111	$204	$51	$80	$335
IDA’s share	78	18	29	125	230	56	88	374

a. Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Loss.

The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses — Other, net on the Condensed Statement of Income. The service cost component is included in the Non-interest expenses—Administrative on the Condensed Statement of Income.

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended March 31, 2022				Nine Months Ended March 31, 2022
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$166	$45	$28	$239	$498	$134	$85	$717
Of which:
IBRD’s share [a]	$76	$21	$13	$110	$230	$63	$39	$332
IDA’s share	90	24	15	129	268	71	46	385

a. Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

Table H2.1:

In millions of U.S. dollars
	Three Months Ended March 31, 2021				Nine Months Ended March 31, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$160	$43	$28	$231	$481	$128	$83	$692
Of which:
IBRD’s share [a]	$76	$20	$13	$109	$228	$60	$39	$327
IDA’s share	84	23	15	122	253	68	44	365

a. Included in Non-interest expense—Administrative line on the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	49

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	March 31, 2022				June 30, 2021
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$177	$-	$7	$184	$268	$36	$13	$317
Derivative Transactions [a]
Derivative assets, net	24	-	-	24	27	-	-	27
Derivative liabilities, net	(13)	-	-	(13)	(19)	-	-	(19)
Pension and Other Postretirement Benefits	(647)	(670)	(26)	(1,343)	(572)	(645)	(25)	(1,242)
Investments	-	(239)	-	(239)	-	(178)	-	(178)

	$ (459)	$ (909)	$ (19)	$ (1,387)	$ (296)	$ (787)	$ (12)	$ (1,095)

a. Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:

Administrative services [a]	Other assets

Derivative transactions	Derivative assets/liabilities – net

Investments	Other liabilities

Pension and other postretirement benefits	Other liabilities

a. Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of March 31, 2022 and June 30, 2021 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of March 31, 2022, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2021), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2021). These include an accumulated provision for guarantee losses of less than $1 million as of March 31, 2022 (less than $1 million—June 30, 2021).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and nine months ended March 31, 2022, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $392 million and $1,205 million ($444 million and $1,349 million—three and nine months ended March 31, 2021) respectively.

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and nine months ended March 31, 2022, IBRD’s other revenue is net of revenue allocated to IDA of $69 million and $177 million ($66 million and $186 million—three and nine months ended March 31, 2021), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income.

50	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

This revenue also includes revenue from contracts with clients, that are not affiliated with IBRD and are as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Trust fund fees	$16	$18	$54	$62
Reimbursable advisory services	27	24	60	62
Asset management services	7	8	21	22

	$50	$50	$135	$146

Of which:
IBRD’s share	$26	$25	$70	$75
IDA’s share	24	25	65	71

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars

	March 31, 2022	June 30, 2021
Receivables	$87	$79
Contract liabilities	186	196

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities on the Condensed Statement of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	Three Months Ended March 31,		Nine Months Ended March 31, 2022
	2022	2021	2022	2021
Fees charged to IFC	$25	$21	$65	$61
Fees charged to MIGA	1	1	4	4

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in Other liabilities on the IBRD’s Condensed Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	51

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities, pension related items, and the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

Table J1: AOCL changes

In millions of U.S. dollars
	Nine Months Ended March 31, 2022
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$359	$(570)	$-	$(570)	$(211)

DVA on Fair Value option elected liabilities	(218)	(30)	26	(4)	(222)

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(1,640)	-	40	40	(1,600)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	-	17	17	(49)

Total Accumulated Other Comprehensive Loss	$(1,565)	$(600)	$83	$(517)	$(2,082)

Table J1.1:
In millions of U.S. dollars
	Nine Months Ended March 31, 2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(106)	$358	$-	$358	$252

DVA on Fair Value option elected liabilities	1,214	(1,559)	(26)	(1,585)	(371)

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	-	283	283	(6,462)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	-	18	18	(71)

Total Accumulated Other Comprehensive Loss	$(5,726)	$(1,201)	$275	$(926)	$(6,652)

NOTE K—OTHER FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of March 31, 2022 and June 30, 2021, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans

There were no loans carried at fair value as of March 31, 2022 and June 30, 2021. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

52	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of March 31, 2022, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	53

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	March 31, 2022		June 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$351	$351	$2,347	$2,347
Investments-Trading (including Securities purchased under resale agreements)	82,236	82,236	87,904	87,904
Net loans outstanding	226,835	228,094	218,799	223,687
Derivative assets, net	1,254	1,254	3,355	3,355
Miscellaneous assets	56	56	50	50

Liabilities
Borrowings	246,863	246,863	260,076	260,076
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	371	371	62	62
Derivative liabilities, net	11,011	11,011	1,222	1,222

As of March 31, 2022, IBRD’s signed loan commitments were $56.7 billion ($59.8 billion—June 30, 2021) and had a fair value of $0.9 billion ($2.6 billion—June 30, 2021).

54	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of alternative investments and certain equities measured using the NAV per share as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments-Trading
Government and agency obligations	$23,215	$20,604	$-	$43,819
Time deposits	1,465	32,856	-	34,321
ABS	-	1,839	-	1,839
Alternative investments [a]	-	-	-	1,769
Equity securities	350	-	-	350

Total Investments-Trading	$25,030	$55,299	$-	$82,098
Securities purchased under resale agreements	48	90	-	138
Derivative assets
Currency swaps [b]	$-	$5,612	$203	$5,815
Interest rate swaps	-	5,474	125	5,599

	$-	$11,086	$328	$11,414
Less:
Amounts subject to legally enforceable master netting agreements [e]				9,714
Cash collateral received				446

Derivative assets, net				$1,254
Miscellaneous assets	-	56	-	56
Liabilities:
Borrowings	$-	$242,550	$4,313	$246,863
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	347	-	347
Derivative liabilities
Currency swaps [b]	-	6,616	266	6,882
Interest rate swaps	-	13,902	149	14,051
Other [c]	5	-	-	5

	$5	$20,518	$415	$20,938
Less:
Amounts subject to legally enforceable master netting agreements [f]				9,927

Derivative liabilities, net				$11,011

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $470 million relating to payable for cash collateral received.
e.	Includes $5 million CVA.
f.	Includes $218 million DVA.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	55

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Government and agency obligations	$21,325	$27,305	$-	$48,630
Time deposits	839	34,621	-	35,460
ABS	-	1,710	-	1,710
Alternative investments [a]	-	-	-	1,352
Equity securities	414	-	-	414

Total Investments – Trading	$22,578	$63,636	$-	$87,566
Securities purchased under resale agreements	63	275	-	338
Derivative assets
Currency swaps [b]	$-	$8,314	$375	$8,689
Interest rate swaps	-	9,820	241	10,061

	$-	$18,134	$616	$18,750
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,124
Cash collateral received				3,271

Derivative asset, net				$3,355
Miscellaneous assets	-	50	-	50
Liabilities:
Borrowings	$-	$255,482	$4,594	$260,076
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	-	25	-	25
Derivative liabilities
Currency swaps [b]	-	4,756	221	4,977
Interest rate swaps	-	8,309	62	8,371
Other [c]	1	-	-	1

	$1	$13,065	$283	$13,349
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,127

Derivative liabilities, net				$1,222

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $3,308 million relating to payable for cash collateral received.
e.	Includes $18 million CVA.
f.	Includes $21 million DVA.

56	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations between relevant market data and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility would generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the nine months ended March 31, 2022, and the fiscal year ended June 30, 2021, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
	Fair Value at March 31, 2022	Fair Value at June 30, 2021	Valuation Technique	Unobservable input	Range (average), March 31, 2022	Range (average), June 30, 2021
Borrowings	$4,313	$4,594	Discounted Cash Flow	Correlations	-10% to 99% (16%)	-14% to 92% (13%)
				Interest rate volatilities	56% to 71% (63%)	52% to 54% (53%)
Derivative asset/(liabilities)	$(87)	$333	Discounted Cash Flow	Correlations	-10% to 99% (16%)	-14% to 92% (13%)
				Interest rate volatilities	56% to 71% (63%)	52% to 54% (53%)

The table below provides the details of all inter-level transfers. Transfers between Level 2 and Level 3 are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended March 31, 2022		Nine Months Ended March 31, 2022
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$-	$-
Transfer (out of) into	-	-	-	-

	$-	$-	$-	$-

Derivative assets, net
Transfer into (out of)	$-	$-	$2	$(2)
Transfer (out of) into	-	-	-	-

	-	-	2	(2)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$-	$-
Transfer out of (into)	-	-	-	-

	-	-	-	-

Total Derivative Transfers, net	$-	$-	$2	$(2)

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	57

Table K4.1

In millions of U.S. dollars
	Three Months Ended March 31, 2021		Nine Months Ended March 31, 2021
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$-	$-	$21	$(21)
Transfer (out of) into	-	-	-	-

	$-	$-	$21	$(21)

Derivative assets, net
Transfer into (out of)	$-	$-	$3	$(3)
Transfer (out of) into	-	-	-	-

	-	-	3	(3)

Derivative liabilities, net
Transfer (into) out of	$-	$-	$(2)	$2
Transfer out of (into)	-	-	-	-

	-	-	(2)	2

Total Derivative Transfers, net	$-	$-	$1	$(1)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended March 31		Nine Months Ended March 31
	2022	2021	2022	2021
Beginning of the period/fiscal year	$4,695	$5,550	$4,594	$5,347
Issuances	141	243	355	409
Settlements	(223)	(1,226)	(273)	(1,669)
Total realized/unrealized mark-to-market losses (gains) in:
Net income	(409)	26	(335)	361
Other comprehensive income	109	(185)	(28)	(19)
Transfers to (from) Level 3, net	-	-	-	(21)

End of the period	$4,313	$4,408	$4,313	$4,408

Table K6: Derivatives Level 3 changes
In millions of U.S. dollars
	Three Months Ended March 31, 2022			Nine Months Ended March 31, 2022
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$66	$204	$270	$154	$179	$333
Issuances	-		-	-	(15)	(15)
Settlements	(2)	(59)	(61)	6	(60)	(54)
Total realized/unrealized mark-to-market gains in:
Net income	(199)	(169)	(368)	(191)	(126)	(317)
Other comprehensive income	72	-	72	(30)	(2)	(32)
Transfers to (from) Level 3, net	-	-	-	(2)	-	(2)

End of the period	$(63)	$(24)	$(87)	$(63)	$(24)	$(87)

58	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Table K6.1:

In millions of U.S. dollars
	Three Months Ended March 31, 2021			Nine Months Ended March 31, 2021
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$61	$128	$189	$(153)	$(22)	$(175)
Issuances	(1)	(1)	(2)	2	1	3
Settlements	(3)	(2)	(5)	(14)	3	(11)
Total realized/unrealized mark-to-market gains in:
Net income	1	(3)	(2)	175	135	310
Other comprehensive income	(114)	(1)	(115)	(65)	4	(61)
Transfers to (from) Level 3, net	-	-	-	(1)	-	(1)

End of the period	$(56)	$121	$65	$(56)	$121	$65

Information on the unrealized gains or losses included in the Condensed Statement of Income and Condensed Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended March 31,		Nine Months Ended March 31,
	2022	2021	2022	2021
Reported as follows:
Borrowings
Net income [a]	$140	$3	$228	$(26)
Other Comprehensive Income [b]	(110)	175	28	11
Derivatives
Net income [a]	$(142)	$(16)	$(226)	$12
Other Comprehensive Income [c]	72	(106)	(33)	(47)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statement of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, on the Statement of Comprehensive Income.
c.	Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statement of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
March 31, 2022	$246,863	$261,109	$(14,246)
June 30, 2021	$260,076	$260,277	$(201)

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	59

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2022	Nine Months Ended March 31, 2022
DVA on Fair Value Option Elected Liabilities	$478	$(30)
Amounts reclassified to net income upon derecognition of a liability	3	26

Net change in DVA on Fair Value Option Elected Liabilities	$481	$(4)

Table K9.1:

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2021
DVA on Fair Value Option Elected Liabilities	$(404)	$(1,559)
Amounts reclassified to net income upon derecognition of a liability	(7)	(26)

Net change in DVA on Fair Value Option Elected Liabilities	$(411)	$(1,585)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	March 31, 2022	June 30, 2021
Reported as follows:
Accumulated other comprehensive loss	$(222)	$(218)

60	IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)

Table K11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended March 31, 2022			Nine Months Ended March 31, 2022
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$203	$(286)	$(83)	$639	$(649)	$(10)

Non trading portfolios, net
Loan derivatives—Note F	-	2,747	2,747	6	3,410	3,416
Other asset/liability management derivatives, net	-	(1,798)	(1,798)	-	(2,387)	(2,387)
Borrowings, including derivatives —Notes E and F	2	380	382 [b]	2	542	544 [b]
Client operations derivatives	-	2	2	-	5	5
Others, net	-	6	6	-	6	6

Total	$2	$1,337	$1,339	$8	$1,576	$1,584

Table K11.1:
In millions of U.S. dollars
	Three Months Ended March 31, 2021			Nine Months Ended March 31, 2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(130)	$180	$50	$(796)	$975	$179

Non trading portfolios, net
Loan derivatives—Note F	-	2,180	2,180	-	2,937	2,937
Other asset/liability management derivatives, net	-	(1,249)	(1,249)	-	(1,637)	(1,637)
Borrowings, including derivatives —Notes E and F	3	(336)	(333)[b]	4	116	120 [b]
Client operations derivatives	-	1	1	-	15	15

Total	$3	$596	$599	$4	$1,431	$1,435

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $10,106 million of unrealized mark-to-market losses and $13,810 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and nine months ended March 31, 2022, respectively (unrealized mark-to-market losses of $6,742 million and $7,935 million—three and nine months ended March 31, 2021, respectively).

NOTE L—CONTINGENCIES

Due to the ongoing COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continue to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the nine months ended March 31, 2022, is not expected to have a material adverse effect on IBRD’s financial position, result of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: March 31, 2022 (Unaudited)	61

INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of March 31, 2022, and the related condensed statements of income, and comprehensive income for the three-month and nine-month periods ended March 31, 2022 and 2021, and of changes in retained earnings, and cash flows for the nine-month periods ended March 31, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”).

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Condensed Balance Sheet as of June 30, 2021

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2021, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated

62

August 6, 2021. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2021, is consistent, in all material respects, with the audited financial statements from which it has been derived.

May 13, 2022

63

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
January 01 2022 through March 31 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0124AUD01.12	321014	AUD	100,000,000.00	72,120,000.00	19-Jan-22	27-Jan-22	27-Jan-24

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0125AUD01.3315	311794	AUD	50,000,000.00	35,777,500.00	7-Jan-22	21-Jan-22	21-Jan-25

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0127AUD01.83	314228	AUD	100,000,000.00	72,110,000.00	12-Jan-22	20-Jan-22	20-Jan-27

Sub-total New Borrowings				250,000,000.00	180,007,500.00

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0126BRL09.50	313581	BRL	200,000,000.00	35,300,139.44	11-Jan-22	20-Jan-22	20-Jan-26

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0127BRL09.75	311207	BRL	150,000,000.00	26,273,383.31	6-Jan-22	21-Jan-22	21-Jan-27

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0129BRL00.00	313590	BRL	150,000,000.00	26,475,104.58	11-Jan-22	19-Jan-22	19-Jan-29

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0229BRL09.50	325228	BRL	425,000,000.00	78,018,871.39	26-Jan-22	9-Feb-22	9-Feb-29

Sub-total New Borrowings				925,000,000.00	166,067,498.71

Canadian Dollars

	BOND/SELL CAD/IBRD/PV BM/0127CAD01.80	311222	CAD	1,500,000,000.00	1,173,892,627.95	6-Jan-22	19-Jan-22	19-Jan-27

Sub-total New Borrowings				1,500,000,000.00	1,173,892,627.95

Chilean Pesos

	BOND/SELL CLP/IBRD/Japanese Retail (Uridashi)/0225CLP05.70	334678	CLP	4,500,000,000.00	5,569,651.59	10-Feb-22	18-Feb-22	7-Feb-25

Sub-total New Borrowings				4,500,000,000.00	5,569,651.59

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0129CNH02.25	322542	CNY	150,000,000.00	23,658,373.09	21-Jan-22	28-Jan-22	19-Jan-29

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0324CNH03.05	353076	CNY	1,500,000,000.00	237,465,765.35	9-Mar-22	16-Mar-22	16-Mar-24

Sub-total New Borrowings				1,650,000,000.00	261,124,138.44

Euro

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0132EURSTR	311205	EUR	55,000,000.00	62,221,500.00	6-Jan-22	27-Jan-22	27-Jan-32

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0142EURSTR	321030	EUR	100,000,000.00	113,380,000.00	19-Jan-22	26-Jan-22	26-Jan-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0145EURSTR01	316442	EUR	30,000,000.00	34,158,000.00	18-Jan-22	26-Jan-22	26-Jan-45

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0242EURSTR	333382	EUR	80,000,000.00	91,408,000.00	8-Feb-22	18-Feb-22	18-Feb-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0342EURSTR	341961	EUR	50,000,000.00	56,830,000.00	17-Feb-22	4-Mar-22	4-Mar-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0342EURSTR01	343484	EUR	90,000,000.00	102,114,000.00	22-Feb-22	10-Mar-22	10-Mar-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0342EURSTR02	352370	EUR	50,000,000.00	54,455,000.00	8-Mar-22	17-Mar-22	17-Mar-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0442EURSTR	363478	EUR	30,000,000.00	33,009,000.00	22-Mar-22	8-Apr-22	8-Apr-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0728EURSTR01	352366	EUR	50,000,000.00	54,455,000.00	8-Mar-22	15-Mar-22	3-Jul-28

Sub-total New Borrowings				535,000,000.00	602,030,500.00

Pounds Sterling

	BOND/SELL GBP/IBRD/PV BM/1228GBP01.25	311185	GBP	1,500,000,000.00	2,030,550,000.00	6-Jan-22	13-Jan-22	13-Dec-28

Sub-total New Borrowings				1,500,000,000.00	2,030,550,000.00

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0224HKD01.055	342924	HKD	200,000,000.00	25,639,546.44	18-Feb-22	28-Feb-22	28-Feb-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0324HKD01.15	346350	HKD	190,000,000.00	24,331,056.03	25-Feb-22	8-Mar-22	8-Mar-24

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0327HKD02.04	361830	HKD	400,000,000.00	51,151,876.31	18-Mar-22	25-Mar-22	25-Mar-27

Sub-total New Borrowings				790,000,000.00	101,122,478.78

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0127IDR4.75	311211	IDR	400,000,000,000.00	27,792,252.91	6-Jan-22	21-Jan-22	21-Jan-27

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0229IDR05.35	325205	IDR	715,000,000,000.00	49,817,105.03	26-Jan-22	9-Feb-22	9-Feb-29

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0325IDR05.50	313575	IDR	300,000,000,000.00	20,975,353.96	11-Jan-22	19-Jan-22	4-Mar-25

Sub-total New Borrowings				1,415,000,000,000.00	98,584,711.90

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0125INR06.00	313569	INR	1,500,000,000.00	20,298,523.62	11-Jan-22	19-Jan-22	16-Jan-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0127INR05.50	311214	INR	2,000,000,000.00	26,851,584.58	6-Jan-22	21-Jan-22	21-Jan-27

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0229INR06.05	325209	INR	2,250,000,000.00	30,049,080.16	26-Jan-22	9-Feb-22	9-Feb-29

Sub-total New Borrowings				5,750,000,000.00	77,199,188.36

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0127MXN07.25	311196	MXN	500,000,000.00	24,327,348.81	6-Jan-22	21-Jan-22	21-Jan-27

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0229MXN06.875	325224	MXN	1,250,000,000.00	60,768,108.90	26-Jan-22	9-Feb-22	9-Feb-29

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0426MXN08.50	368290	MXN	500,000,000.00	25,111,431.98	30-Mar-22	6-Apr-22	6-Apr-26

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0627MXN06.75	330900	MXN	1,100,000,000.00	53,390,412.54	4-Feb-22	11-Feb-22	17-Jun-27

Sub-total New Borrowings				3,350,000,000.00	163,597,302.22

Norwegian Kroner

	BOND/SELL NOK/IBRD/PV BM/0129NOKFRN	321026	NOK	1,000,000,000.00	114,041,990.26	19-Jan-22	26-Jan-22	26-Jan-29

	BOND/SELL NOK/IBRD/PV BM/0626NOKFRN	314236	NOK	3,500,000,000.00	400,586,000.09	12-Jan-22	20-Jan-22	18-Jun-26

Sub-total New Borrowings				4,500,000,000.00	514,627,990.35

Peruvian Soles Nuevos

	BOND/SELL PEN/IBRD/PV MTN Non-Core (Non-Retail)/0125PEN04.25	314891	PEN	100,000,000.00	25,654,511.00	13-Jan-22	24-Jan-22	24-Jan-25

Sub-total New Borrowings				100,000,000.00	25,654,511.00

Philippine Pesos

	BOND/SELL PHP/IBRD/PV MTN Non-Core (Non-Retail)/0126PHP03.70	315812	PHP	2,561,500,000.00	49,853,058.52	14-Jan-22	25-Jan-22	25-Jan-26

Sub-total New Borrowings				2,561,500,000.00	49,853,058.52

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0127RUB06.75	311198	RUB	2,000,000,000.00	26,225,208.98	6-Jan-22	21-Jan-22	21-Jan-27

Sub-total New Borrowings				2,000,000,000.00	26,225,208.98

Swedish Kronor

	BOND/SELL SEK/IBRD/PV BM/0329SEK01.25	341962	SEK	5,000,000,000.00	536,402,988.84	17-Feb-22	2-Mar-22	2-Mar-29

	BOND/SELL SEK/IBRD/PV BM/0828SEK0.875	329956	SEK	4,000,000,000.00	434,943,348.63	3-Feb-22	10-Feb-22	10-Aug-28

Sub-total New Borrowings				9,000,000,000.00	971,346,337.47

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0325USDSTR05	344317	USD	50,000,000.00	50,000,000.00	23-Feb-22	17-Mar-22	17-Mar-25

	BOND/SELL USD/IBRD/Other (CAT)/0327USDSTR	364105	USD	150,000,000.00	150,000,000.00	23-Mar-22	31-Mar-22	31-Mar-27

	BOND/SELL USD/IBRD/PV BM/0129USDFRN	314231	USD	2,000,000,000.00	2,000,000,000.00	12-Jan-22	24-Jan-22	24-Jan-29

	BOND/SELL USD/IBRD/PV BM/0324USD02.25	363479	USD	1,000,000,000.00	1,000,000,000.00	22-Mar-22	29-Mar-22	28-Mar-24

	BOND/SELL USD/IBRD/PV BM/0332USD02.50	363482	USD	3,000,000,000.00	3,000,000,000.00	22-Mar-22	29-Mar-22	29-Mar-32

	BOND/SELL USD/IBRD/PV BM/0626USDFRNA	314230	USD	1,000,000,000.00	1,000,000,000.00	12-Jan-22	20-Jan-22	15-Jun-26

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0624USD01.98	356387	USD	100,000,000.00	100,000,000.00	16-Mar-22	23-Mar-22	14-Jun-24

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1029USD01.75	334675	USD	450,000,000.00	450,000,000.00	10-Feb-22	17-Feb-22	23-Oct-29

Sub-total New Borrowings				7,750,000,000.00	7,750,000,000.00

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0127ZAR06.50	311194	ZAR	350,000,000.00	22,231,397.08	6-Jan-22	21-Jan-22	21-Jan-27

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0129ZAR07.08	315807	ZAR	200,000,000.00	13,050,358.07	14-Jan-22	26-Jan-22	26-Jan-29

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0229ZAR06.75	325221	ZAR	800,000,000.00	52,835,272.83	26-Jan-22	9-Feb-22	9-Feb-29

Sub-total New Borrowings				1,350,000,000.00	88,117,027.98

Total New Borrowings					14,285,569,732.27

Maturing Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV BM/0122AUD02.80	4991	AUD	(600,000,000.00)	(432,660,000.00)	5-Jan-17	12-Jan-17	12-Jan-22

	BOND/SELL AUD/IBRD/PV BM/0122AUD02.80	5037	AUD	(400,000,000.00)	(288,440,000.00)	14-Mar-17	21-Mar-17	12-Jan-22

	BOND/SELL AUD/IBRD/PV BM/0322AUD05.00	4615	AUD	(350,000,000.00)	(259,315,000.00)	28-Feb-12	7-Mar-12	7-Mar-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0222AUD00.50	4609	AUD	(30,000,000.00)	(21,294,000.00)	19-Jan-12	7-Feb-12	7-Feb-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0222AUD00.50A	4610	AUD	(17,247,000.00)	(12,372,135.45)	20-Jan-12	29-Feb-12	24-Feb-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0322AUD00.50	4614	AUD	(20,000,000.00)	(14,818,000.00)	17-Feb-12	5-Mar-12	7-Mar-22

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0322AUD00.50A	4617	AUD	(15,000,000.00)	(11,279,250.00)	9-Mar-12	28-Mar-12	28-Mar-22

Sub-total Maturing Borrowings				(1,432,247,000.00)	(1,040,178,385.45)

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0122BRL05.80	5528	BRL	(32,680,000.00)	(6,040,777.09)	16-Jan-19	28-Jan-19	28-Jan-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0122BRL08.00	5253	BRL	(150,000,000.00)	(27,945,190.17)	17-Jan-18	31-Jan-18	31-Jan-22

Sub-total Maturing Borrowings				(182,680,000.00)	(33,985,967.26)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Canadian Dollars

	BOND/SELL CAD/IBRD/PV BM/0122CAD02.20	5521	CAD	(1,500,000,000.00)	(1,199,904,007.68)	8-Jan-19	18-Jan-19	18-Jan-22

Sub-total Maturing Borrowings				(1,500,000,000.00)	(1,199,904,007.68)

Chilean Pesos

	BOND/SELL CLP/IBRD/PV MTN Non-Core (Non-Retail)/0322CLP02.50	5569	CLP	(10,000,000,000.00)	(12,417,732.52)	4-Mar-19	11-Mar-19	3-Mar-22

Sub-total Maturing Borrowings				(10,000,000,000.00)	(12,417,732.52)

Colombian Pesos

	BOND/SELL COP/IBRD/PV MTN Non-Core (Non-Retail)/0322COP05.05	4736	COP	(8,000,000,000.00)	(2,112,487.31)	13-Mar-15	25-Mar-15	25-Mar-22

Sub-total Maturing Borrowings				(8,000,000,000.00)	(2,112,487.31)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0122EUR01.645	4608	EUR	(50,000,000.00)	(55,795,000.00)	18-Jan-12	27-Jan-12	27-Jan-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0222EUR0.101	4719	EUR	(20,000,000.00)	(22,958,000.00)	16-Jan-15	4-Feb-15	4-Feb-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0222EUR01.292	4660	EUR	(30,000,000.00)	(34,038,000.00)	5-Feb-13	22-Feb-13	22-Feb-22

Sub-total Maturing Borrowings				(100,000,000.00)	(112,791,000.00)

Indonesian Rupiah

	BOND/SELL IDR/IBRD/European Retail (PV)/0222IDR06.25	5744	IDR	(60,000,000,000.00)	(4,180,747.66)	11-Sep-19	19-Sep-19	11-Feb-22

	BOND/SELL IDR/IBRD/European Retail (PV)/0222IDR06.25	5795	IDR	(127,500,000,000.00)	(8,884,088.77)	14-Nov-19	21-Nov-19	11-Feb-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0122IDR06.50	5519	IDR	(5,950,000,000.00)	(413,711.58)	7-Jan-19	29-Jan-19	31-Jan-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0222IDR06.25	5542	IDR	(60,000,000,000.00)	(4,180,747.66)	4-Feb-19	11-Feb-19	11-Feb-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0222IDR06.25	5579	IDR	(60,000,000,000.00)	(4,180,747.66)	7-Mar-19	15-Mar-19	11-Feb-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0222IDR06.25	5625	IDR	(90,000,000,000.00)	(6,271,121.49)	23-Apr-19	2-May-19	11-Feb-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0322IDR06.22	5566	IDR	(14,800,000,000.00)	(1,030,353.66)	28-Feb-19	28-Mar-19	29-Mar-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0322IDR06.28	5541	IDR	(7,350,000,000.00)	(512,659.55)	1-Feb-19	28-Feb-19	1-Mar-22

Sub-total Maturing Borrowings				(425,600,000,000.00)	(29,654,178.03)

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0122INR05.40	5524	INR	(156,000,000.00)	(2,077,880.56)	11-Jan-19	30-Jan-19	28-Jan-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0122INR05.50	5520	INR	(76,600,000.00)	(1,025,565.50)	7-Jan-19	29-Jan-19	31-Jan-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0122INR05.83	5530	INR	(979,200,000.00)	(13,042,696.45)	17-Jan-19	28-Jan-19	28-Jan-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0222INR05.15	5547	INR	(149,600,000.00)	(1,983,230.04)	8-Feb-19	27-Feb-19	28-Feb-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0322INR05.35	5575	INR	(226,200,000.00)	(2,971,018.78)	5-Mar-19	28-Mar-19	28-Mar-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0322INR05.38	5549	INR	(91,900,000.00)	(1,213,978.59)	1-Feb-19	28-Feb-19	1-Mar-22

Sub-total Maturing Borrowings				(1,679,500,000.00)	(22,314,369.91)

Japanese Yen

	BOND/SELL JPY/IBRD/PV MTN Core (Non-Retail)/0122JPY00.01	4611	JPY	(15,000,000,000.00)	(129,853,265.81)	20-Jan-12	31-Jan-12	31-Jan-22

Sub-total Maturing Borrowings				(15,000,000,000.00)	(129,853,265.81)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0122MXN08.15	5514	MXN	(525,000,000.00)	(25,205,424.21)	14-Dec-18	30-Jan-19	28-Jan-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0322MXN07.55	5553	MXN	(700,000,000.00)	(34,956,042.78)	15-Feb-19	28-Mar-19	28-Mar-22

Sub-total Maturing Borrowings				(1,225,000,000.00)	(60,161,466.98)

Norwegian Kroner

	BOND/SELL NOK/IBRD/PV MTN Non-Core (Non-Retail)/0222NOK01.00	5007	NOK	(1,000,000,000.00)	(113,903,000.21)	25-Jan-17	2-Feb-17	2-Feb-22

Sub-total Maturing Borrowings				(1,000,000,000.00)	(113,903,000.21)

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV BM/0122NZD03.375	5000	NZD	(550,000,000.00)	(366,767,500.00)	18-Jan-17	25-Jan-17	25-Jan-22

	BOND/SELL NZD/IBRD/PV BM/0122NZD03.375	5150	NZD	(350,000,000.00)	(233,397,500.00)	13-Sep-17	20-Sep-17	25-Jan-22

Sub-total Maturing Borrowings				(900,000,000.00)	(600,165,000.00)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0322RUB06.75	5602	RUB	(205,000,000.00)	(2,055,137.84)	29-Mar-19	5-Apr-19	28-Mar-22

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0222RUB00.00	5001	RUB	(4,030,000,000.00)	(53,774,560.50)	18-Jan-17	16-Feb-17	16-Feb-22

Sub-total Maturing Borrowings				(4,235,000,000.00)	(55,829,698.34)

Singapore Dollars

	BOND/SELL SGD/IBRD/PV MTN Non-Core (Non-Retail)/0222SGD01.85	4724	SGD	(500,000,000.00)	(369,344,413.67)	10-Feb-15	24-Feb-15	24-Feb-22

Sub-total Maturing Borrowings				(500,000,000.00)	(369,344,413.67)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Turkish Lira

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	4731	TRY	(50,000,000.00)	(3,517,324.58)	26-Feb-15	4-Mar-15	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5004	TRY	(12,000,000.00)	(844,157.90)	19-Jan-17	30-Jan-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5022	TRY	(13,000,000.00)	(914,504.39)	17-Feb-17	27-Feb-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5076	TRY	(25,000,000.00)	(1,758,662.29)	3-May-17	11-May-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5094	TRY	(25,000,000.00)	(1,758,662.29)	21-Jun-17	30-Jun-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5133	TRY	(50,000,000.00)	(3,517,324.58)	31-Aug-17	8-Sep-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5166	TRY	(50,000,000.00)	(3,517,324.58)	13-Jun-17	23-Jun-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5168	TRY	(75,000,000.00)	(5,275,986.87)	3-Aug-17	17-Aug-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5180	TRY	(50,000,000.00)	(3,517,324.58)	19-Oct-17	26-Oct-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5213	TRY	(25,000,000.00)	(1,758,662.29)	29-Nov-17	6-Dec-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5225	TRY	(50,000,000.00)	(3,517,324.58)	13-Dec-17	20-Dec-17	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5240	TRY	(50,000,000.00)	(3,517,324.58)	9-Jan-18	16-Jan-18	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5282	TRY	(125,000,000.00)	(8,793,311.46)	16-Feb-18	1-Mar-18	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY08.25	5317	TRY	(125,000,000.00)	(8,793,311.46)	26-Mar-18	3-Apr-18	4-Mar-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0222TRY00.00	5239	TRY	(14,900,000.00)	(1,079,084.59)	5-Jan-18	21-Feb-18	22-Feb-22

	BOND/SELL TRY/IBRD/PV MTN Non-Core (Non-Retail)/0322TRY00.00	5271	TRY	(10,000,000.00)	(674,127.01)	5-Feb-18	26-Mar-18	25-Mar-22

Sub-total Maturing Borrowings				(749,900,000.00)	(52,754,418.04)

United States Dollars

	BOND/SELL USD/IBRD/PV BM/0122USD02.00	5002	USD	(5,000,000,000.00)	(5,000,000,000.00)	18-Jan-17	26-Jan-17	26-Jan-22

	BOND/SELL USD/IBRD/PV BM/0222USD01.625	4722	USD	(4,000,000,000.00)	(4,000,000,000.00)	4-Feb-15	12-Feb-15	10-Feb-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0222USD01.625	4820	USD	(300,000,000.00)	(300,000,000.00)	31-Mar-16	7-Apr-16	10-Feb-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0222USD01.8503	5126	USD	(1,869,000.00)	(1,869,000.00)	16-Aug-17	30-Aug-17	1-Feb-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0222USD02.05	5014	USD	(2,000,000.00)	(2,000,000.00)	2-Feb-17	9-Feb-17	9-Feb-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0322USD02.53	5568	USD	(4,000,000.00)	(4,000,000.00)	28-Feb-19	11-Mar-19	11-Mar-22

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0122USDSTR02	6177	USD	(91,042,100.00)	(91,042,100.00)	17-Oct-14	12-Jan-15	12-Jan-22

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0322USDSTR03	6179	USD	(13,750,000.00)	(13,750,000.00)	27-Feb-15	20-Mar-15	21-Mar-22

Sub-total Maturing Borrowings				(9,412,661,100.00)	(9,412,661,100.00)

Peso Uruguayo

	BOND/SELL UYU/IBRD/Other Structures (Non-Retail)/0122USDSTR	6196	UYU	(585,000,000.00)	(13,119,533.53)	2-Oct-15	19-Oct-15	20-Jan-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL UYU/IBRD/Other Structures (Non-Retail)/0122USDSTR03	6217	UYU	(522,540,000.00)	(11,693,857.00)	28-Dec-16	12-Jan-17	12-Jan-22

Sub-total Maturing Borrowings				(1,107,540,000.00)	(24,813,390.53)

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0222ZAR07.125	5562	ZAR	(250,000,000.00)	(16,596,518.71)	22-Feb-19	1-Mar-19	18-Feb-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0222ZAR07.125	5622	ZAR	(150,000,000.00)	(9,957,911.23)	18-Apr-19	26-Apr-19	18-Feb-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0222ZAR07.125	5708	ZAR	(100,000,000.00)	(6,638,607.49)	17-Jul-19	24-Jul-19	18-Feb-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0222ZAR07.5	5229	ZAR	(50,000,000.00)	(3,307,665.85)	15-Dec-17	25-Jan-18	10-Feb-22

Sub-total Maturing Borrowings				(550,000,000.00)	(36,500,703.27)

Total Maturing Borrowings					(13,309,344,585.00)

Early Retirement

Chinese Yuan

	BOND/BUY CNY/IBRD/PV MTN Non-Core (Non-Retail)/0224CNH02.21	322549	CNY	(65,000,000.00)	(10,214,986.17)	21-Jan-22	28-Jan-22	10-Feb-24

Sub-total Early Retirement				(65,000,000.00)	(10,214,986.17)

Euro

	BOND/BUY EUR/IBRD/Callable MTN Core (Non-Retail)/0248EURSTR	324467	EUR	(20,000,000.00)	(22,398,000.00)	25-Jan-22	28-Feb-22	27-Feb-48

Sub-total Early Retirement				(20,000,000.00)	(22,398,000.00)

Pounds Sterling

	BOND/BUY GBP/IBRD/PV MTN Core (Non-Retail)/0523GBPFRN	323761	GBP	(52,000,000.00)	(69,695,600.00)	24-Jan-22	31-Jan-22	22-May-23

	BOND/BUY GBP/IBRD/PV MTN Core (Non-Retail)/0523GBPFRN	327212	GBP	(72,592,000.00)	(98,525,492.00)	28-Jan-22	4-Feb-22	22-May-23

	BOND/BUY GBP/IBRD/PV MTN Core (Non-Retail)/0523GBPFRN	329957	GBP	(41,888,000.00)	(56,837,827.20)	3-Feb-22	10-Feb-22	22-May-23

	BOND/BUY GBP/IBRD/PV MTN Core (Non-Retail)/0523GBPFRN	362359	GBP	(30,017,000.00)	(39,488,864.35)	21-Mar-22	28-Mar-22	22-May-23

Sub-total Early Retirement				(196,497,000.00)	(264,547,783.55)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0125USDSTR01	310421	USD	(7,500,000.00)	(7,500,000.00)	5-Jan-22	24-Jan-22	24-Jan-25

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0125USDSTR04	313580	USD	(5,000,000.00)	(5,000,000.00)	11-Jan-22	31-Jan-22	31-Jan-25

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/1030USDSTR02	328807	USD	(50,000,000.00)	(50,000,000.00)	1-Feb-22	8-Feb-22	23-Oct-30

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/1130USDSTR04	329475	USD	(50,000,000.00)	(50,000,000.00)	2-Feb-22	9-Feb-22	19-Nov-30

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0528USDSTR	348665	USD	(12,000,000.00)	(12,000,000.00)	2-Mar-22	9-Mar-22	18-May-28

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	311217	USD	(18,000,000.00)	(18,000,000.00)	6-Jan-22	13-Jan-22	11-Aug-26

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0423USDSTR04	362357	USD	(149,409,000.00)	(149,409,000.00)	21-Mar-22	25-Mar-22	7-Apr-23

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0147USDSTR	306252	USD	(50,000,000.00)	(50,000,000.00)	27-Dec-21	25-Jan-22	25-Jan-47

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0247USDSTR	311796	USD	(20,000,000.00)	(20,000,000.00)	7-Jan-22	3-Feb-22	2-Feb-47

	BOND/BUY USD/IBRD/Callable MTN Core (Non-Retail)/0247USDSTR01	314909	USD	(20,000,000.00)	(20,000,000.00)	13-Jan-22	9-Feb-22	9-Feb-47

	BOND/BUY USD/IBRD/Other (CAT)/1222USDCAR124	328104	USD	(52,500,000.00)	(52,500,000.00)	31-Jan-22	22-Feb-22	2-Dec-22

Sub-total Early Retirement				(434,409,000.00)	(434,409,000.00)

Total Early Retirement					(731,569,769.72)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
January 01 2022 through March 31 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220208 WB	311204	USD	40,000,000.00	40,000,000.00	6-Jan-22	13-Jan-22	8-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	325215	USD	80,000,000.00	80,000,000.00	26-Jan-22	1-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	328805	USD	10,000,000.00	10,000,000.00	1-Feb-22	1-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	329947	USD	150,000,000.00	150,000,000.00	3-Feb-22	3-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	329950	USD	40,000,000.00	40,000,000.00	3-Feb-22	3-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	326065	USD	50,000,000.00	50,000,000.00	27-Jan-22	27-Jan-22	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220307 WB	328098	USD	3,500,000.00	3,500,000.00	31-Jan-22	31-Jan-22	7-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220308 WB	332320	USD	100,000,000.00	100,000,000.00	7-Feb-22	7-Feb-22	8-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	328806	USD	20,000,000.00	20,000,000.00	1-Feb-22	2-Feb-22	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220404 WB	347934	USD	150,000,000.00	150,000,000.00	1-Mar-22	3-Mar-22	4-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220404 WB	347936	USD	30,000,000.00	30,000,000.00	1-Mar-22	3-Mar-22	4-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347937	USD	25,000,000.00	25,000,000.00	1-Mar-22	3-Mar-22	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347938	USD	100,000,000.00	100,000,000.00	1-Mar-22	1-Mar-22	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347939	USD	200,000,000.00	200,000,000.00	1-Mar-22	2-Mar-22	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220408 WB	347942	USD	50,000,000.00	50,000,000.00	1-Mar-22	2-Mar-22	8-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220408 WB	347943	USD	100,000,000.00	100,000,000.00	1-Mar-22	2-Mar-22	8-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220411 WB	348660	USD	100,000,000.00	100,000,000.00	2-Mar-22	2-Mar-22	11-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220411 WB	348662	USD	20,000,000.00	20,000,000.00	2-Mar-22	2-Mar-22	11-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220413 WB	348664	USD	100,000,000.00	100,000,000.00	2-Mar-22	2-Mar-22	13-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220418 WB	348663	USD	75,000,000.00	75,000,000.00	2-Mar-22	2-Mar-22	18-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	366109	USD	130,000,000.00	130,000,000.00	28-Mar-22	1-Apr-22	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	368945	USD	20,000,000.00	20,000,000.00	31-Mar-22	1-Apr-22	29-Apr-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	366106	USD	100,000,000.00	100,000,000.00	28-Mar-22	28-Mar-22	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220506 WB	309897	USD	60,000,000.00	60,000,000.00	4-Jan-22	7-Jan-22	6-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220516 WB	329949	USD	50,000,000.00	50,000,000.00	3-Feb-22	3-Feb-22	16-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220517 WB	313564	USD	150,000,000.00	150,000,000.00	11-Jan-22	11-Jan-22	17-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220523 WB	343479	USD	100,000,000.00	100,000,000.00	22-Feb-22	22-Feb-22	23-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220523 WB	346901	USD	50,000,000.00	50,000,000.00	28-Feb-22	28-Feb-22	23-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220531 WB	368283	USD	85,000,000.00	85,000,000.00	30-Mar-22	30-Mar-22	31-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	368282	USD	50,000,000.00	50,000,000.00	30-Mar-22	30-Mar-22	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220603 WB	324461	USD	52,500,000.00	52,500,000.00	25-Jan-22	27-Jan-22	3-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	346902	USD	200,000,000.00	200,000,000.00	28-Feb-22	1-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	347935	USD	150,000,000.00	150,000,000.00	1-Mar-22	3-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	347941	USD	50,000,000.00	50,000,000.00	1-Mar-22	2-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220608 WB	347940	USD	50,000,000.00	50,000,000.00	1-Mar-22	2-Mar-22	8-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220610 WB	324462	USD	50,000,000.00	50,000,000.00	25-Jan-22	27-Jan-22	10-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	329962	USD	50,000,000.00	50,000,000.00	3-Feb-22	4-Feb-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	346914	USD	30,000,000.00	30,000,000.00	28-Feb-22	28-Feb-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	313561	USD	50,000,000.00	50,000,000.00	11-Jan-22	11-Jan-22	27-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220630 WB	329954	USD	89,000,000.00	89,000,000.00	3-Feb-22	4-Feb-22	30-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	311180	USD	100,000,000.00	100,000,000.00	6-Jan-22	6-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	313565	USD	150,000,000.00	150,000,000.00	11-Jan-22	13-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	324463	USD	100,000,000.00	100,000,000.00	25-Jan-22	25-Jan-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329476	USD	25,000,000.00	25,000,000.00	2-Feb-22	4-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329477	USD	150,000,000.00	150,000,000.00	2-Feb-22	2-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	329946	USD	3,000,000.00	3,000,000.00	3-Feb-22	4-Feb-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	368943	USD	100,000,000.00	100,000,000.00	31-Mar-22	1-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220708 WB	326064	USD	40,000,000.00	40,000,000.00	27-Jan-22	28-Jan-22	8-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	344314	USD	48,750,000.00	48,750,000.00	23-Feb-22	25-Feb-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	361835	USD	15,000,000.00	15,000,000.00	18-Mar-22	18-Mar-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	343480	USD	100,000,000.00	100,000,000.00	22-Feb-22	22-Feb-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	324460	USD	40,000,000.00	40,000,000.00	25-Jan-22	26-Jan-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	324464	USD	100,000,000.00	100,000,000.00	25-Jan-22	25-Jan-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	334677	USD	100,000,000.00	100,000,000.00	10-Feb-22	10-Feb-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	343477	USD	10,000,000.00	10,000,000.00	22-Feb-22	25-Feb-22	25-Jul-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	344313	USD	100,000,000.00	100,000,000.00	23-Feb-22	24-Feb-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	368944	USD	30,000,000.00	30,000,000.00	31-Mar-22	1-Apr-22	27-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220728 WB	346352	USD	50,000,000.00	50,000,000.00	25-Feb-22	4-Mar-22	28-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	329953	USD	100,000,000.00	100,000,000.00	3-Feb-22	3-Feb-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	356385	USD	150,000,000.00	150,000,000.00	16-Mar-22	16-Mar-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	343478	USD	100,000,000.00	100,000,000.00	22-Feb-22	22-Feb-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220810 WB	344311	USD	100,000,000.00	100,000,000.00	23-Feb-22	23-Feb-22	10-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220812 WB	366108	USD	15,000,000.00	15,000,000.00	28-Mar-22	29-Mar-22	12-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	344315	USD	100,000,000.00	100,000,000.00	23-Feb-22	24-Feb-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	346903	USD	100,000,000.00	100,000,000.00	28-Feb-22	28-Feb-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220826 WB	366107	USD	100,000,000.00	100,000,000.00	28-Mar-22	28-Mar-22	26-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	311183	USD	15,750,000.00	15,750,000.00	6-Jan-22	10-Jan-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	355058	USD	100,000,000.00	100,000,000.00	14-Mar-22	14-Mar-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	329951	USD	6,000,000.00	6,000,000.00	3-Feb-22	3-Feb-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	346907	USD	100,000,000.00	100,000,000.00	28-Feb-22	28-Feb-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	355055	USD	100,000,000.00	100,000,000.00	14-Mar-22	14-Mar-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	356383	USD	50,000,000.00	50,000,000.00	16-Mar-22	16-Mar-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	356384	USD	100,000,000.00	100,000,000.00	16-Mar-22	16-Mar-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	361836	USD	100,000,000.00	100,000,000.00	18-Mar-22	18-Mar-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220930 WB	355057	USD	100,000,000.00	100,000,000.00	14-Mar-22	14-Mar-22	30-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	311181	USD	100,000,000.00	100,000,000.00	6-Jan-22	6-Jan-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	345685	USD	5,500,000.00	5,500,000.00	24-Feb-22	28-Feb-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	346916	USD	100,000,000.00	100,000,000.00	28-Feb-22	1-Mar-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	344312	USD	100,000,000.00	100,000,000.00	23-Feb-22	23-Feb-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221129 WB	346915	USD	100,000,000.00	100,000,000.00	28-Feb-22	1-Mar-22	29-Nov-22

Sub-total New Borrowings				6,114,000,000.00	6,114,000,000.00

Total New Borrowings					6,114,000,000.00

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	177062	USD	(100,000,000.00)	(100,000,000.00)	12-Jul-21	13-Jul-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	186033	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-21	22-Jul-21	3-Jan-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	194703	USD	(100,000,000.00)	(100,000,000.00)	4-Aug-21	5-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	206216	USD	(100,000,000.00)	(100,000,000.00)	18-Aug-21	19-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	214736	USD	(100,000,000.00)	(100,000,000.00)	31-Aug-21	31-Aug-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220103 WB	216709	USD	(40,000,000.00)	(40,000,000.00)	3-Sep-21	3-Sep-21	3-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220104 WB	216708	USD	(75,000,000.00)	(75,000,000.00)	3-Sep-21	3-Sep-21	4-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220104 WB	216724	USD	(47,000,000.00)	(47,000,000.00)	3-Sep-21	3-Sep-21	4-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220107 WB	268951	USD	(80,000,000.00)	(80,000,000.00)	8-Nov-21	9-Nov-21	7-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220112 WB	205576	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-21	20-Aug-21	12-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220113 WB	216712	USD	(50,000,000.00)	(50,000,000.00)	3-Sep-21	3-Sep-21	13-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220114 WB	216707	USD	(75,000,000.00)	(75,000,000.00)	3-Sep-21	9-Sep-21	14-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220114 WB	221249	USD	(100,000,000.00)	(100,000,000.00)	13-Sep-21	13-Sep-21	14-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220118 WB	231123	USD	(1,700,000.00)	(1,700,000.00)	23-Sep-21	27-Sep-21	18-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220119 WB	205577	USD	(10,000,000.00)	(10,000,000.00)	17-Aug-21	20-Aug-21	19-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220120 WB	209072	USD	(50,000,000.00)	(50,000,000.00)	23-Aug-21	24-Aug-21	20-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220124 WB	186032	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-21	23-Jul-21	24-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220124 WB	216710	USD	(200,000,000.00)	(200,000,000.00)	3-Sep-21	3-Sep-21	24-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220127 WB	209073	USD	(100,500,000.00)	(100,500,000.00)	23-Aug-21	27-Aug-21	27-Jan-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	205573	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-21	17-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	209081	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-21	24-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	214735	USD	(100,000,000.00)	(100,000,000.00)	31-Aug-21	31-Aug-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	231114	USD	(100,000,000.00)	(100,000,000.00)	23-Sep-21	24-Sep-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	304042	USD	(50,000,000.00)	(50,000,000.00)	22-Dec-21	23-Dec-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220201 WB	304044	USD	(50,000,000.00)	(50,000,000.00)	22-Dec-21	23-Dec-21	1-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220208 WB	311204	USD	(40,000,000.00)	(40,000,000.00)	6-Jan-22	13-Jan-22	8-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220210 WB	209076	USD	(50,000,000.00)	(50,000,000.00)	23-Aug-21	24-Aug-21	10-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220214 WB	215515	USD	(100,000,000.00)	(100,000,000.00)	1-Sep-21	2-Sep-21	14-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198987	USD	(50,000,000.00)	(50,000,000.00)	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198993	USD	(20,000,000.00)	(20,000,000.00)	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220222 WB	198994	USD	(45,000,000.00)	(45,000,000.00)	11-Aug-21	12-Aug-21	22-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220223 WB	198990	USD	(100,000,000.00)	(100,000,000.00)	11-Aug-21	12-Aug-21	23-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	205574	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-21	17-Aug-21	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	207258	USD	(100,000,000.00)	(100,000,000.00)	19-Aug-21	20-Aug-21	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	209079	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-21	24-Aug-21	25-Feb-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	325215	USD	(80,000,000.00)	(80,000,000.00)	26-Jan-22	1-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	328805	USD	(10,000,000.00)	(10,000,000.00)	1-Feb-22	1-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	329947	USD	(150,000,000.00)	(150,000,000.00)	3-Feb-22	3-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220225 WB	329950	USD	(40,000,000.00)	(40,000,000.00)	3-Feb-22	3-Feb-22	25-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	198992	USD	(50,000,000.00)	(50,000,000.00)	11-Aug-21	12-Aug-21	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	221252	USD	(75,000,000.00)	(75,000,000.00)	13-Sep-21	13-Sep-21	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220228 WB	326065	USD	(50,000,000.00)	(50,000,000.00)	27-Jan-22	27-Jan-22	28-Feb-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	198991	USD	(100,000,000.00)	(100,000,000.00)	11-Aug-21	12-Aug-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	214734	USD	(100,000,000.00)	(100,000,000.00)	31-Aug-21	31-Aug-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	216726	USD	(150,000,000.00)	(150,000,000.00)	3-Sep-21	9-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221250	USD	(100,000,000.00)	(100,000,000.00)	13-Sep-21	14-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221988	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-21	15-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220301 WB	221990	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-21	14-Sep-21	1-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220302 WB	215516	USD	(100,000,000.00)	(100,000,000.00)	1-Sep-21	2-Sep-21	2-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220302 WB	230430	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-21	23-Sep-21	2-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220307 WB	328098	USD	(3,500,000.00)	(3,500,000.00)	31-Jan-22	31-Jan-22	7-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220308 WB	288904	USD	(100,000,000.00)	(100,000,000.00)	7-Dec-21	7-Dec-21	8-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220308 WB	332320	USD	(100,000,000.00)	(100,000,000.00)	7-Feb-22	7-Feb-22	8-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	216725	USD	(50,000,000.00)	(50,000,000.00)	3-Sep-21	3-Sep-21	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	236461	USD	(100,000,000.00)	(100,000,000.00)	1-Oct-21	5-Oct-21	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	260586	USD	(100,000,000.00)	(100,000,000.00)	26-Oct-21	26-Oct-21	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	290471	USD	(40,000,000.00)	(40,000,000.00)	9-Dec-21	10-Dec-21	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220314 WB	328806	USD	(20,000,000.00)	(20,000,000.00)	1-Feb-22	2-Feb-22	14-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220315 WB	292269	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-21	17-Dec-21	15-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220315 WB	293293	USD	(100,000,000.00)	(100,000,000.00)	15-Dec-21	17-Dec-21	15-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220316 WB	232480	USD	(50,000,000.00)	(50,000,000.00)	24-Sep-21	24-Sep-21	16-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220317 WB	294125	USD	(200,000,000.00)	(200,000,000.00)	16-Dec-21	20-Dec-21	17-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	216723	USD	(150,000,000.00)	(150,000,000.00)	3-Sep-21	9-Sep-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	221987	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-21	15-Sep-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	236463	USD	(100,000,000.00)	(100,000,000.00)	1-Oct-21	5-Oct-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220325 WB	239047	USD	(100,000,000.00)	(100,000,000.00)	6-Oct-21	6-Oct-21	25-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220328 WB	260583	USD	(100,000,000.00)	(100,000,000.00)	26-Oct-21	26-Oct-21	28-Mar-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220331 WB	186025	USD	(13,782,000.00)	(13,782,000.00)	20-Jul-21	20-Jul-21	31-Mar-22

Sub-total Maturing Borrowings				(5,516,482,000.00)	(5,516,482,000.00)

Total Maturing Borrowings					(5,516,482,000.00)